FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

minuto
MERCADO
extra
extra
hiper
Pão de Açúcar
éxito
mini extra
Devoto
COMPRE BEM
Libertad

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

(FreeTranslation into English from the Original Previously Issued in Portuguese.)

GPA alimentando sonhos e vidas

grupo éxito

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2021

Index

Independent auditor’s report on individual and consolidated financial statements	03
Message from management	09
Report of audit committee	11
Report of fiscal council	13
Management statement on the financial statements	14
Management statement on the independent auditor’s report	15

Financial statements

Consolidated Balance Sheet	16
Consolidated Statement of operations	18
Consolidated Statement of comprehensive income	19
Consolidated Statement of changes in shareholders’ equity	20
Consolidated Statement of cash flows	22
Consolidated Statement of value added	24
Notes to the consolidated financial statements	25

2

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2021

INDEPENDENT AUDITOR’S REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Companhia Brasileira de Distribuição

Opinion

We have audited the accompanying individual and consolidated financial statements of Companhia Brasileira de Distribuição (“Company”), identified as Parent and Consolidated, respectively, which comprise the individual and consolidated balance sheet as at December 31, 2021, and the related individual and consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Brasileira de Distribuição as at December 31, 2021, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set out in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council (“CFC”), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

3

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2021

Extra Hiper Transaction

Why it is a KAM

As disclosed in note 1.1 to the individual and consolidated financial statements, on October 14, 2021, the Company approved the discontinuity of operation of 103 stores operating under the banner Extra Hiper, and on December 16, 2021, the Company signed an agreement with Sendas Distribuidora S.A. (“Assaí”), in order to sell 70 sales outlets. Also, the Company will convert another 29 Extra Hiper stores into banners
Pão de Açúcar and Mercado Extra, and will close another four sales outlets. Up to December 31, 2021, the Company implemented 21% of the total projected transaction, with the abandonment of the operation of 31 sales outlets, delivering 20 of those sales outlets, including owned stores, recording a net gain of R$426 million related to the consideration received less write-off of fixed assets and costs to discontinue
Extra Hiper operation, and remaining a balance of R$1,117 million of held-for-sale assets and R$62 million of liabilities over held-for-sale assets, represented by the 50 sales outlets to be discontinued and delivered in 2022.

Due to the characteristics of this transaction, which involves the discontinuity of operations of Extra Hiper, the sale of sales outlets to Assaí and conversion of stores into other banners, the Company’s Management applied significant judgment in determining whether these operations could be classified as discontinued operations in accordance with IFRS 5/CPC 31 - Non-current Assets Held for Sale and Discontinued Operations and when these operations were effectively abandoned as a whole and, therefore, discontinued, considering whether the corresponding assets could be classified as held for sale and which costs would be incurred to implement the transaction.

This matter was considered a key audit matter in our audit because of: (i) the significance of the respective amounts; (ii) the judgment applied in determining the discontinued operation and when the assets ceased to be used and, therefore, were considered a discontinued operation; and (iii) the determination of the costs for discontinuance of operations of Extra Hiper.

How the matter was addressed in our audit

Our audit procedures included, without limitation: (i) assessing the design of the internal control activities related to the identification and treatment of significant unusual transactions; (ii) understanding the nature of the transaction and analyzing the agreements entered into among the parties; (iii) reviewing and discussing the accounting technical memorandum prepared by the Company’s Management; (iv) assessing the judgment adopted by Management in applying the accounting standards and criteria adopted by Management to determine the transaction costs; and (v) analyzing and assessing the disclosures in the individual and consolidated financial statements.

Based on the evidence obtained through our procedures described above, we consider that the accounting treatment adopted for the transaction described above and related disclosures in the notes to the financial statements are acceptable in the context of the individual and consolidated financial statements taken as a whole.

4

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2021

Tax credits

Why it is a KAM

The Company records tax credits, mainly related to State VAT (ICMS) and taxes on revenue (PIS and COFINS), whenever it has legal, documentary and factual evidence about these credits that allow their recognition, in addition to the assessment of uncertain tax treatment with respect to corporate income tax (IRPJ) and social contribution (CSLL) on profit. As disclosed in notes 10.2 and 20.1, in 2021, the Company recorded tax credits of R$1,075 million related to PIS, COFINS and IRPJ.

This matter was considered a key audit matter in our audit because of: (i) the significance of the respective amounts; (ii) the judgment applied by Management in assessing the case law for each of the matters, supported by the opinion of the outside legal counsel; and (iii) the obtainment of the database and calculations made to measure and record these credits.

How the matter was addressed in our audit

Our audit procedures included, without limitation: (i) understanding the nature of the tax credits recorded during the year; (ii) assessing the judgment applied by Management in determining the facts and events that resulted in the recognition of the credits, including reading the opinions prepared by the outside legal counsel; (iii) involving our tax specialists in assessing the application of the tax law; (iv) performing a documentary test in the credit tax basis; and (v) reviewing the related disclosures in the individual and consolidated financial statements.

Based on the evidence obtained through our procedures described above, we consider that the recognition of the tax credits and related disclosures in the notes to the financial statements are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (“DVAs”) for the year ended December 31, 2021, prepared under the responsibility of the Company’s Management and presented as supplemental information for purposes of the IFRSs, were subject to audit procedures performed together with the audit of the Company’s financial statements. In forming our opinion, we assess whether these statements are reconciled with the other financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Audit of the individual and consolidated financial statements for the year ended December 31, 2020

The individual and consolidated financial statements for the year ended December 31, 2020 were audited by another auditor, who issued a report dated February 23, 2021, containing an unmodified opinion on these financial statements.

5

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2021

Other information accompanying the individual and consolidated financial statements and the independent auditor’s report

Management is responsible for the other information. Such other information comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and the IFRSs, issued by the IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

6

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2021

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.
•	Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.
We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to those charged with governance a statement that we have complied with the relevant ethical requirements, including independence requirements, and communicate all relationships or matters that could considerably affect our independence, including, when applicable, the related safeguards.

7

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2021

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 23, 2022

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes Ltda.	Engagement Partner

8

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2021

Message from Management

The year 2021 was intense, challenging, and one of the most important in GPA's recent history. We went through deep changes and made complex and courageous decisions. And, in another year of a pandemic, we continue to play our role of essentiality, supplying the homes of millions of people, always protecting and taking care of our employees and customers, and seeking to advance positive impacts in social, environmental aspects, and governance.

As a result of strategic decisions, a new GPA began to be built: We started the year with the spin-off of the Assaí whosale business and ended a cycle with the discontinuation of the Group's hypermarket format in Brazil, supported by a medium and long-term analysis of retail trends and the characteristics of the Brazilian market.

Our energy is now channeled into accelerating the expansion plan, strengthening core competencies in the most profitable, and performing segments of our portfolio – premium and proximity –, neighborhood supermarkets and the food e-commerce business. It is a new GPA and a new cycle that reinforces our strengths and provides the best shopping experience for our customers.

This period was also a period of consolidation of our digital strategy. We improve applications, tools, and processes, attracting new consumers to e-commerce and strengthening an omnichannel shopping profile, which combines face-to-face and digital – including a marketplace, WhatsApp, our apps, and open collaboration platforms. At Grupo Éxito, we continue to implement solutions that use contactless technologies, customer service, data analysis, logistics, and supply chain, and HR management in accordance with the strategy established for the period 2021-2024.

Therefore, we are increasingly multi-format, multi-channel, and multi-region, in Brazil, Colombia, Argentina, and Uruguay.

Despite the still very challenging macroeconomic scenario, we ended 2021 with a revenue of R$56.4 billion, cash generation (EBITDA) of R$3.8 billion, and net income of R$805 million.

Our operation involves thousands of employees and millions of customers and we are committed to adopting social and environmental practices that contribute to building a more inclusive and responsible company. Our role as an agent of transformation in society, combined with our practices, has been recognized by the market in different rankings, which fills us with pride and signals that we are on the right path.

We have 2022 ahead of us, which should also be a period of great volatility, and we are prepared for another year of adaptation, with flexibility, agility, and resilience, supported by the execution capacity of our incredible team that makes it happen every day.

Everything we do is to constantly act to promote our purpose, which is to feed dreams and lives, legitimately and to continue as protagonists in food retail, increasingly promoting healthy and sustainable consumption and our commitment to the company of which we are part.

Jorge Faiçal

GPA’s CEO

9

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2021

INDEPENDENT AUDITORS

The individual and consolidated financial statements of GPA were reviewed by Deloitte Touche Tohmatsu Independent Auditors (“Deloitte”). The hiring of independent auditors is based on principles that safeguard the independence of the auditor, which are: (a) auditors may not audit their own work; (b) auditors may not exercise managerial functions; and (c) auditors should not advocate on behalf of GPA or provide any services that may be considered prohibited by the regulations in force.

In compliance with Instruction 381/03 issued by the Securities and Exchange Commission of Brazil (CVM), we hereby declare that, for the fiscal year ended December 31, 2021, Deloitte did not provide any services other than those related to the independent audit.

10

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2021

AUDIT COMMITTEE REPORT - FINANCIAL YEAR 2021

Initial information

The Audit Committee (“Committee”) of Companhia Brasileira de Distribuição (“Company”) is a statutory advisory body directly linked to the Board of Directors.

The responsibilities and attributions of the various governance bodies that interact with the Audit Committee are identified on the Company's Investor Relations portal, accessible through the following electronic address: http://www.gpari.com.br/

Committee Activities in 2021

MEETINGS

The Committee met, in 2021, in 14 sessions, 6 of which were ordinary scheduled according to the official annual calendar, and the rest were extraordinary. The meetings were attended by members of the Board of Executive Officers, the internal auditor and other managers of the Company and, in parts of them, the independent auditors were present.

The Committee, or through its members, individually and/or jointly, also held sessions with the Company's President, its Chief Financial Officer and the Co-Vice President of the Board of Directors, as well as with the Officers responsible for Accounting, with Investors, Audit, Legal, Compliance and the Company's Human Resources.

The Committee's Coordinator periodically reported on the main topics addressed by the Committee at all ordinary meetings of the Board of Directors.

INTERACTION WITH INTERNAL AND INDEPENDENT AUDITS

The Committee worked intensively with the Company's Internal Audit Director (accompanied, when applicable, by the risk area coordinator), as well as with representatives of the Independent Auditor DTT.

It was the Committee's permanent agenda in the interactions with the Auditors, both the Internal Auditors team and the Independent Auditors:

- knowledge of the composition and declared experience level of the allocated teams;

- periodic training program for internal auditors;

- semiannual and/or annual work plan, as the case may be, provided for the performance of their duties;

- periodic monitoring, with pertinent inquiries about causes and corrective measures, on deviations from the work plans previously presented;

- knowledge of the conclusions, partial or final, of the work performed or being performed by the internal and independent auditors in the exercise of their mandates; call of the manager responsible for items reported by the auditors, when applicable, to provide clarifications and details of any corrective measures;

The Committee also interacted with the members of the Management of Grupo Almacenes Éxito, with the objective of monitoring possible impacts on the consolidation of financial results at GPA.

In addition, the following topics were periodically monitored by the Committee:

11

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2021

• Management Reports related to the Quarterly Information and Financial Statements (including the Explanatory Notes), as well as the corresponding earnings releases

• Internal Controls, including SOX

• Tax and non-tax contingencies and provisions

• Deposits and judicial guarantees

• Monetization of Tax Credits

• Internal Audit

• Scratchs

• Compliance

• Ombudsman

• Ombudsman and Whistleblower Channel

Suggestions from the Audit Committee

Suggestions for improvements in internal processes and procedures have been presented by the Committee and addressed by the Company in a timely manner.

Conclusion

The Audit Committee believes that all the relevant matters that were made known to it and described in this Report are properly disclosed in the Management Report, in the Financial Statements and respective Explanatory Notes for the year ended December 31, 2021, which were duly audited by the independent auditor DTT. Finally, this Committee recommends those in the Financial Statements and respective Explanatory Notes for deliberation by the Company's Board of Directors.

São Paulo, February 23rd, 2022.

Eleazar de Carvalho Filho, Coordinator and Financial Specialist

Fernando Dal-Ri Múrcia – Accounting and Auditing Specialist

Christophe Hidalgo

Renan Bergmann

Gisélia da Silva

12

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2021

FISCAL COUNCIL’S REPORT

The Company's Fiscal Council, in compliance with statutory and legal duties, examined the Financial Statements for the fiscal year ended December 31, 2021 and issued a favorable opinion for their approval by the Company's Board of Directors.

Sao Paulo, February 23, 2022.

Libano Barroso - President

Eric Martins – Board Member

Doris Wilhelm - Counselor

13

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2021

Management statement on the financial statements

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, as amended, the Directors stated that have reviewed, discussed and agreed with the Company´s Financial Statement related to the year ended 2021, authorizing the conclusion on this date.

São Paulo, February 23, 2022.

Directors

Jorge Faiçal

President

Guillaume Gras

Vice President of Finance and Investor’s relationship Director

14

Companhia Brasileira de Distribuição Consolidated Financial Statements Year ended December 31, 2021

Management statement on the independent auditor’s report

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, as amended, the Directors stated that have reviewed, discussed and agreed with to the Independent Registered Public Accounting Firm Report over the Company´s Financial Statements for the year ended 2021, issued on this date.

São Paulo, February 23, 2022.

Directors

Jorge Faiçal

President

Guillaume Gras

Vice President of Finance and Investor’s relationship Director

15

Companhia Brasileira de Distribuição Balance Sheets December 31, 2021 (In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Current assets
Cash and cash equivalentes	6	4,662	4,905	8,274	8,711
Trade receivable, net	7	330	289	831	686
Other receivable	8	98	109	294	365
Inventories, net	9	2,232	3,452	5,257	6,536
Recoverable taxes	10	1,048	366	1,743	983
Dividends receivable		16	-	16	-
Derivative financial instruments		-	-	19	-
Other current assets		111	113	251	251
		8,497	9,234	16,685	17,532
Assets held for sale	32	1,153	78	1,187	109
Total current assets		9,650	9,312	17,872	17,641

Noncurrent assets
Trade receivables, net	7	1	1	1	5
Other receivables	8	490	624	558	671
Recoverable taxes	10	2,399	3,091	2,410	3,100
Derivative financial instruments	18.1	1	11	6	12
Deferred income tax and social contribution	20	550	-	581	-
Related parties	11	692	369	517	154
Restricted deposits for legal proceedings	21.7	717	545	731	563
Other noncurrent assets		85	89	162	208
Investments in associates	12	11,059	11,589	1,254	1,250
Investment properties	13	-	-	3,254	3,639
Property and equipment, net	14	6,067	9,101	16,344	19,888
Intangible assets, net	15	1,935	2,040	5,753	6,164
Total noncurrent assets		23,996	27,460	31,571	35,654
Total assets		33,646	36,772	49,443	53,295

The accompanying notes are integral part of these financial statements.

16

Companhia Brasileira de Distribuição Balance Sheets December 31, 2021 (In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Current liabilities
Trade payable, net	16	3,651	4,876	10,078	11,424
Borrowings and financing	17	1,243	1,257	1,470	2,309
Lease liabilities	22	546	570	895	947
Payroll and related taxes		394	493	808	897
Taxes, installment and contributions payable	19	278	288	580	585
Related parties	11	388	212	371	194
Dividends payable	24.3	81	516	112	556
Financing of property and equipment		84	55	182	100
Deferred revenue	23	44	16	383	297
Transfer to third parties		2	15	15	77
Acquisition of non-controlling interest	18.3	-	-	701	636
Other current liabilities		768	319	893	461
Liabilities on non-current assets for sale	32	62	-	62	-
Total current liabilities		7,541	8,617	16,550	18,483

Noncurrent liabilities
Borrowings and financing	17	6,563	6,322	7,582	6,842
Lease liabilities	22	3,335	5,388	5,223	7,427
Deferred income tax and social contribution	20	-	213	935	1,034
Tax payable in installments	19	148	241	153	248
Related parties	11	96	168	96	168
Provision for contingencies	21	1,315	1,233	1,442	1,385
Deferred revenue	23	65	19	65	19
Provision for losses on investiment in associates	12	703	620	689	591
Other noncurrent liabilities		231	256	328	291
Total noncurrent liabilities		12,456	14,460	16,513	18,005

Shareholders’ equity	24
Share capital		5,859	5,434	5,859	5,434
Capital reserves		291	479	291	479
Earning reserves		6,925	6,090	6,925	6,090
Other comprehensive income		574	1,692	574	1,692
		13,649	13,695	13,649	13,695
Non-controlling interest		-	-	2,731	3,112
Total shareholders’ equity		13,649	13,695	16,380	16,807

Total liabilities and shareholders’ equity		33,646	36,772	49,443	53,295

The accompanying notes are integral part of these financial statements.

17

Companhia Brasileira de Distribuição Statements of Operations Years ended December 31, 2021 and 2020 (In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Net operating revenue	25	25,680	27,996	51,291	51,253
Cost of sales	26	(19,311)	(19,978)	(38,341)	(37,504)
Gross profit		6,369	8,018	12,950	13,749
Operating expenses, net
Selling expenses	26	(4,123)	(4,495)	(7,645)	(7,755)
General and administrative expenses	26	(621)	(678)	(1,708)	(1,588)
Depreciation and amortization		(1,044)	(1,035)	(1,853)	(1,804)
Share of profit of associates	12	254	1,149	(47)	98
Other operating expenses, net	27	137	174	(7)	(71)
		(5,397)	(4,885)	(11,260)	(11,120)
Profit from operations		972	3,133	1,690	2,629

Financial expenses, net	28	(1,031)	(381)	(1,321)	(728)

Income before income tax and social contribution		(59)	2,752	369	1,901

Income tax and social contribution	20	863	(546)	594	(662)

Net income for the year from continued operations		804	2,206	963	1,239
Net income for the year from discontinued operations		(2)	(27)	(3)	1,087
Net income for the year		802	2,179	960	2,326
Attributed to:
Controlling shareholders of the company				802	2,179
Non-Controlling shareholders				158	147
				960	2,326

				12.31.2021	12.31.2020
Net income attributable to controlling shareholders of shares (Weighted average for the year - R$)	29

Basic				2. 98478	8.13283
Diluted				2. 98036	8.12104

Net earnings from continuing operations per share	29

Basic				2. 99595	4.07575
Diluted				2. 99153	4.06984

The accompanying notes are integral part of these financial statements.

18

Companhia Brasileira de Distribuição Statements of Comprehensive Income Years ended December 31, 2021 and 2020 (In millions of Reais)

	Parent company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Net income for the year	802	2,179	960	2,326
-Items that may be subsequently reclassified to statement of operations:
Foreign currency translation	(1,116)	1,554	(1,405)	2,145
Fair value of trade receivable	(1)	1	(1)	1
Cash flow hedge	4	15	3	17
Income taxes related to other comprehensive income	(8)	3	(8)	3
Others	3	(4)	3	(4)
Comprehensive income for the year	(316)	3,748	(448)	4,488

Attributed to:
Controlling shareholders			(316)	3,748
Non-controlling shareholders			(132)	740
			(448)	4,488

The accompanying notes are integral part of these financial statements.

19

Companhia Brasileira de Distribuição Statements of Changes in Shareholders' Equity Years ended December 31, 2021 and 2020 (In millions of Reais)

		Capital reserves		Earnings reserves									Total
	Share Capital	Other Reserves	Stock Options	Legal	Busi-ness growth reserve	Treasury Shares	Earnings Retention	Grant reserve	Accumu-lated profit (loss)	Other compre-hensive results	Equity attributed to the controlling sharehol-ders	Participation of non-controlling share-holders
Balance at December 31, 2019	6,857	7	440	556	2,916	(7)	6	58	-	107	10,940	2,608	13,548

Net income for the year	-	-	-	-	-	-	-	-	2,179	-	2,179	147	2,326
Foreign currency translation	-	-	-	-	-	-	-	-	(16)	1,570	1,554	591	2,145
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	1	1	-	1
Income taxes related to other comprehensive income	-	-	-	-	-	-	-	-	-	3	3	-	3
Cash flow hedge	-	-	-	-	-	-	-	-	-	15	15	2	17
Other comprehensive income	-	-	-	-	-	-	-	-	-	(4)	(4)	-	(4)
Comprehensive income for the year	-	-	-	-	-	-	-	-	2,163	1,585	3,748	740	4,488

Capital increase (note 24)	9	-	-	-	-	-	-	-	-	-	9	-	9
Capital reduction (notte 1.2)	(1,432)	-	-	-	-	-	-	-	-	-	(1,432)	-	(1,432)
Stock options granted (note 24)	-	-	26	-	-	-	-	-	-	-	26	-	26
Stock options granted to subsidiaries (note 24)	-	-	6	-	-	-	-	-	-	-	6	-	6
Appropriation of net income to legal reserve (note 24)	-	-	-	109	-	-	-	-	(109)	-	-	-	-
Reservation constitution (note 24)	-	-	-	-	1,528	-	-	9	(1,537)	-	-	-	-
Mandatory dividends (note 24.3)	-	-	-	-	-	-	-	-	(515)	-	(515)	-	(515)
Dividends paid to non-controlling interests (note 24.4)	-	-	-	-	-	-	-	-	-	-	-	(143)	(143)
PUT valuation subsidiary Disco (note 18.3)	-	-	-	-	-	-	-	-	-	-	-	(102)	(102)
Hyperinflation adjustment (*)	-	-	-	-	-	-	220	-	-	-	220	5	225
Fair value exchange of assets with subsidiary (note 1.2)	-	-	-	-	-	-	694	-	-	-	694	-	694
Others	-	-	-	-	-	-	1	-	(2)	-	(1)	4	3
Balance at December 31, 2020	5,434	7	472	665	4,444	(7)	921	67	-	1,692	13,695	3,112	16,807

The accompanying notes are integral part of these financial statements.

20

Companhia Brasileira de Distribuição Statements of Changes in Shareholders' Equity Years ended December 31, 2021 and 2020 (In millions of Reais)

		Capital reserves		Earnings reserves
	Share Capital	Other Reserves	Stock Options	Legal	Busi-ness growth reserve	Treasury Shares	Earnings Retention	Grant reserve	Other reserves	Accumu-lated profit (loss)	Other compre-hensive results	Equity attributed to the contro-lling sharehol-ders	Participation of non-controlling share-holders	Total
Balance at December 31, 2020	5,434	7	472	665	4,444	(7)	921	67	-	-	1,692	13,695	3,112	16,807

Net income for the year	-	-	-	-	-	-	-	-	-	802	-	802	158	960
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	(1,116)	(1,116)	(289)	(1,405)
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	-	(1)	(1)	-	(1)
Income taxes related to other comprehensive income	-	-	-	-	-	-	-	-	-	-	(8)	(8)	-	(8)
Cash flow hedge	-	-	-	-	-	-	-	-	-	-	4	4	(1)	3
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	3	3	-	3
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	802	(1,118)	(316)	(132)	(448)

									-	-
Capital increase (Note 24)	209	-	-	-	(200)	-	-	-	-	-	-	9	-	9
Transfer between share capital and capital reserves (note 24)	216	(7)	(209)	-	-	-	-	-	-	-	-	-	-	-
Stock in treasury (note 24)	-	2	-	-	-	6	-	-	-	-	-	8	-	8
Stock options granted (note 24)	-	-	26	-	-	-	-	-	-	-	-	26	-	26
Appropriation of net income to legal reserve (note 24)	-	-	-	40	-	-	-	-	-	(40)	-	-	-	-
Reservation constitution (note 24)	-	-	-	-	(1.601)	-	-	2,282	-	(681)	-	-	-	-
Interest on equity	-	-	-	-	(68)	-	-	-	-	-	-	(68)	-	(68)
Mandatory dividends (note 24.3)	-	-	-	-	-	-	-	-	-	(81)	-	(81)	-	(81)
Dividends paid to non-controlling interests (note 24.4)	-	-	-	-	-	-	-	-	-	-	-	-	(207)	(207)
PUT valuation subsidiary Disco (note 18.3)	-	-	-	-	-	-	-	-	-	-	-	-	(70)	(70)
Hyperinflation adjustment (*)	-	-	-	-	-	-	388	-	-	-	-	388	16	404
Others	-	-	-	-	-	-	(9)	-	(3)	-	-	(12)	12	-
Balance at December 31, 2021	5,859	2	289	705	2,575	(1)	1,300	2,349	(3)	-	574	13,649	2,731	16,380

(*) Refers to adjustments made to foreign subsidiaries with a hyperinflationary economy.

The accompanying notes are integral part of these financial statements.

21

Companhia Brasileira de Distribuição Statement of Cash Flows Years ended December 31, 2021 and 2020 (In millions of Reais)

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Cash flow provided by operating activities
Net income for the year	802	2,179	960	2,326
Adjustments to reconcile net income
Deferred income tax (note 20)	(762)	452	(676)	69
(Gain) losses on disposals of property and equipment	(296)	(262)	(247)	317
Depreciation and amortization	1,193	1,159	2,117	2,564
Interest and monetary variations	1,183	835	1,316	1,796
Adjust to present value	1	(1)	1	(1)
Share of profit of associates (note 12)	(254)	(1,149)	47	(99)
Provision for contingencies	113	367	137	443
Provision for write-offs and impairment	-	20	44	45
Share-based payment	26	32	26	32
Allowance for doubtful accounts (note 7.2 and 8.1)	4	35	61	86
Allowance for inventory losses and damages (Note 9.2)	37	10	26	24
Deferred revenue (Note 23)	(37)	(55)	26	(349)
Lease liabilitieswrite-off (note 22.2)	(998)	(185)	(1,022)	(698)
Other operating income / expenses	(280)	(1,815)	(280)	(1,815)
Investment revaluation - Bellamar (note 1.2)	-	(573)	-	(573)
	732	1,049	2,536	4,167
Changes in operating assets and liabilities
Trade receivables	35	(83)	(140)	(257)
Inventories	1,183	(103)	989	(1,142)
Recoverable taxes	289	429	210	392
Other assets	(40)	22	(5)	(27)
Related parties	(177)	(849)	(101)	(22)
Restricted deposits for legal proceedings	(180)	80	(176)	87
Trade payables	(1,221)	(142)	(738)	726
Payroll, related taxes	(101)	101	(60)	234
Taxes and social contributions payable	(101)	(14)	355	549
Payments of income tax and social contributions	-	(3)	(425)	(70)
Provision for contingencies	(123)	(117)	(161)	(161)
Deferred revenue	38	13	55	252
Other liabilities	410	83	378	(1)
Receipts of dividends	236	336	11	15
	248	(247)	192	575

Net cash provided (used) by the operating activities	980	802	2,728	4,742

22

Companhia Brasileira de Distribuição Statement of Cash Flows Years ended December 31, 2021 and 2020 (In millions of Reais)

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Cash flow from investing activities
Capital increase in subsidiaries	(1)	-	-	(31)
Acquisition of property, plant and equipment (Note 14.4)	(553)	(692)	(1,035)	(2,289)
Increase in intangible assets (note 15.3)	(134)	(98)	(232)	(201)
Proceeds from sales of property and equipment	1,305	1,163	1,315	1,773
Cash of deconsolidation of Sendas ( note 12.4 and 1.2)	-	-	-	(3,529)
Acquisition of investment property (Note 13)	-	-	(124)	(14)
Net cash from companies merge	-	14	(1)	-
Net cash generated (used) in investment activities	617	387	(77)	(4,291)

Cash flow from financing activities
Capital increase	9	9	9	9
Proceeds from borrowings and financing (Note 17.2)	3,547	4,410	4,860	7,262
Payments of borrowings and financing (Note 17.2)	(3,762)	(2,487)	(5,315)	(5,538)
Payments of lease liabilities	(1,055)	(923)	(1,523)	(1,680)
Payments of dividends	(584)	(156)	(780)	(339)
Resources obtained from non-controlling shareholders	8	-	14	3
Acquisition of subsidiary	(3)	-	(3)	-
Transactions with non-controlling interests	-	-	(5)	2
Net cash generated (used) in financing activities	(1,840)	853	(2,743)	(281)

Gain (loss) cash and cash equivalents net	(243)	2,042	(92)	170
Exchange variation on cash and cash equivalents	-	-	(345)	587

Cash and cash equivalents at the beginning of the year	4,905	2,863	8,711	7,954
Cash and cash equivalents at the end of the year	4,662	4,905	8,274	8,711

In accordance with CPC03 (R2) / IAS7 - Statement of Cash Flows, interest paid in the amount of R$482 on December 31, 2021 (R$774 on December 31, 2020) is being disclosed in the financing activity under the item “Loans and financing payments ".

The main non-cash transactions are disclosed in note 31.

The accompanying notes are integral part of these financial statements.

23

Companhia Brasileira de Distribuição Statement of Value Added Years ended December 31, 2021 and 2020 (In millions of Reais)

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Revenues
Gross sales of goods and service	27,773	29,765	56,374	55,732
Allowance for doubtful accounts	(4)	2	(17)	(17)
Other revenues	1,384	1,851	1,349	1,791
	29,153	31,618	57,706	57,506
Products acquired from third parties
Costs of sales	(18,810)	(21,027)	(36,907)	(37,683)
Materials, energy, outsourced services and other	(3,101)	(4,405)	(5.702)	(6,789)
	(21,911)	(25,432)	(42,609)	(44,472)

Gross value added	7.242	6,186	15,097	13,034

Retention
Depreciation and amortization	(1,193)	(1,159)	(2,117)	(2,037)

Net Value Added Produced	6,049	5,027	12,980	10,997

Value added received in transfer
Share of profit of associates	254	1,149	(47)	98
Financial income	309	1,409	474	1,581
Others (net income of discontinued operations)	(2)	(27)	(3)	1,087
	561	2,531	424	2,766

Total value added to distribute	6,610	7,558	13,404	13,763

Personnel	3,708	3,429	6,114	5,683
Direct compensation	1,775	1,848	3,918	3,829
Participation	1,209	705	1,244	773
Benefits	541	672	758	866
Charges	183	204	194	215
Taxes, fees and contributions	665	776	4,439	4,061
Federal	(440)	(218)	341	356
State	863	775	3,651	3,321
Municipal	242	219	447	384
Value distributed to providers of capital	1,435	1,174	1,891	1,693
Interest	1,381	1,136	1,836	1,653
Rentals	54	38	55	40
Value distributed to shareholders	802	2,179	960	2,326
Dividends and interest on own capital	149	515	149	515
Retained earnings	653	1,664	653	1,664
Non-controlling interest	-	-	158	147
Total value added distributed	6,610	7,558	13,404	13,763

The accompanying notes are integral part of these financial statements.

24

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

1.	Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, “Mercado Extra", “Minimercado Extra”, and the neighborhood shopping mall brand “Conviva”. Regarding the operations of the Extra Hiper brand, see note 1.1. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company also operates in other Latin American countries through the subsidiary Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad brand and in Uruguay under the brands Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand.

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 S.A. – Brazil, Bolsa, Balcão (‘’B3’’)) called Novo Mercado, under the ticker “PCAR3”, and on the New York Stock Exchange (ADR level III), under the code “CBD”.

The Company is controlled by Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1	Discontinuation of the business of Extra Hiper stores and sale of assets with Sendas

As part of the Retail reportable segment, the Company operates different store formats, as highlighted in Note 1, including 103 Extra Hiper stores, which operate in the hypermarket model. In line with the strategy of optimizing its store platform and allocating relevant resources to accelerate the growth of the most profitable banners, Management decided to discontinue the operation of stores with the Extra Hiper banner.

According to material facts published on October 14, 2021 and December 16, 2021, was approved by the Board of Directors of the Company and Sendas Distribuidora S.A. (“Assai”), counting only on the vote of the independent directors, the terms and conditions of the definitive agreement for the assignment of exploration rights of 70 commercial points between the Company and Sendas, located in several states, involving own properties and those leased from third parties.

The transaction is being carried out as follows: (i) transfer of the goodwill of 70 stores to Sendas for the amount of R$3.973 billion and (ii) future sale of 17 properties to a real estate fund, with guarantee and subsequent lease by Sendas, in the amount of R$1.2 billion. The amounts received by the Company until December 31, 2021 totaled R$1 billion and the remaining amounts of the transaction will be received as follows: R$2.3 billion in 2022, R$1.2 billion in 2023 and R$700 million in January 2024 readjusted by CDI +1.2%.

Also, in addition to this transaction, of the 33 remaining Extra Hiper stores, the Company decided to convert 29 commercial points to other more profitable banners (Pão de Açúcar and Mercado Extra) and to close 4 stores.

Due to the transaction involving the sale of commercial points and properties to Sendas and the conversion of stores, in December 2021 the Company began the process of demobilizing and discontinuing operations under the Extra Hiper banner and, until December 31, 2021, the transaction was partially implemented, with the discontinuation of 31 commercial points and the effective transfer to Assai of 20 of these commercial points, of which 6 are owned by the Company, corresponding to 21% of the total expected transaction, in terms of gross revenue.

25

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

For the sale of these 20 commercial points and the 6 owned properties, on December 31, 2021, the Company recorded revenue in the amount of R$1.2 billion, in addition to write-offs of assets corresponding to the amount of R$481, positive effect from the remeasurement of IFRS 16 of R$522 and expenses of R$816 (R$147 of which related to dismissal of employees, R$283 cancellation of contracts, R$279 demarcation of inventories and R$107 other expenses related to the transaction), generating the net result of this transaction, in the amount of R$426 recorded in Other operating expenses (Note 27).

The operations of the other Extra Hiper stores representing the remaining 50 commercial rights, including 11 owned properties, will be discontinued and the properties and commercial points delivered to Sendas during the 1st quarter of 2022 and, on December 31, 2021, the assets and liabilities related to these stores (substantially property, plant and equipment, right of use and corresponding liabilities and intangible assets) were classified as assets held for sale.

Due to the stage of partial demobilization of the stores and the discontinuation of Extra Hiper operations on December 31, 2021, in addition to the contractual conditions precedent for the delivery of assets and conversion of the banner of the stores maintained, Management evaluated the transaction based on IFRS5/CPC31 - "Non-Current Assets Held for Sale and Discontinued Operation" and concluded that the discontinuation of the 103 Extra Hiper stores (complete transaction) results in the abandonment of an important line of business in the Retail segment, with subsequent sale of free operating assets (fixed , right of use and commercial points) to Sendas.

Therefore, on December 31, 2021, the Company partially abandoned the stores (21% of gross revenue from the Extra Hiper business line) and concluded that there was no substantial abandonment of the hypermarkets business line, since, according to IFRS5/CPC31, an abandoned operation must be considered discontinued when it is substantially completed, which is expected to occur in the first quarter of 2022, with the abandonment and delivery of the remaining stores to Sendas.

In 2022, when the transaction is fully implemented, the net gain on disposal of the assets and the result of the hypermarket business line will be presented as a discontinued operation (Extra Hiper business line), as well as the comparative periods, in a single line in the income statement for 2022, as provided for in IFRS5/CPC31.

Net revenue from the discontinued business line in 2021 is R$10,636 (R$12,058 in 2020).

1.2	Partial spin-off of the Company

In order to unlock the full potential of the Company's Cash & Carry and traditional retail businesses, allowing them to operate autonomously, with separate management, focus on the business model and direct access to the capital market and other sources of financing for each of the businesses, the Extraordinary General Meeting of the shareholders of the Company and Sendas Distribuidora S.A.(Sendas), held on December 31, 2020, approved the proposal for corporate reorganization, previously approved on December 14, 2020 by the Boards of Directors of both companies, which comprises:

i)	Incorporation of the spun off assets by Sendas in favor of the Company, whose net book value was R$9,591 on December 31, 2020, comprising 90.93% of the total shares of Éxito, corresponding to 393,010,656 shares and equivalent to approximately 87.80% of the total shares issued by Éxito (“Éxito Participation”) for the book value of R$9,565 and for 6 (six) gas stations owned by Sendas (“Operating Assets”) with a net assets of R$20. The transaction had no impact on the consolidated, since Exito was indirectly controlled by CBD.

26

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

ii)	Exchange of assets where Sendas assigned to the Company 9.07% of the total shares of Éxito held by the Company, corresponding to 39,246,012 shares and equivalent to 8,77% of the total shares issued by Éxito for the book value of R$914 upon the assignment to Sendas of: (i) 50% of the shares representing the capital stock of Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), a company that holds 35.76% of the capital stock of Financeira Itaú CBD SA Credit, Financing and Investment (“FIC”), totaling R$195 (ii) properties, totaling R$25. Additionally, the effect of R$694 on the Company's shareholders' equity related to the swap transaction was recorded in retained earnings. In the consolidated financial statements under CPC 36 / IFRS 10 “Consolidated Statements”, due to Bellamar's deconsolidation, the previously held portion caused by the recognition of the added value in the amount of R$573.

iii)	Spin-off of the entire investment held by the Company in Sendas, whose net book value was R$1,432 on December 31, 2020, with the delivery of the shares issued by Sendas owned by GPA directly to GPA shareholders, for the reason of one share issued by the Company for each share issued by GPA.

27

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

iv)	The effects on the Company's consolidated balance sheet as of December 31, 2020, as a result of the deconsolidation of the subsidiary Sendas, are summarized in the table below:
Sendas
12.31.2020

Cash and cash equivalentes	3,532
Trade receivable, net	182
Other receivable	34
Inventories, net	3,739
Recoverable taxes	768
Derivative financial instruments	57
Other current assets	36
Total current assets	8,348

Related parties	178
Recoverable taxes	866
Restricted deposits for legal proceedings	134
Financial instruments	11
Investments in associates	769
Property and equipment, net	7,477
Intangible assets, net	1,038
Total noncurrent assets	10,473
Total assets	18,821

Trade payble, net	5,057
Payroll and related taxes	371
Taxes, installment and contributions payable	528
Borrowings and financing	2,119
Lease liabilities	172
Deferred revenue	227
Financing of property and equipment	34
Other current liabilities	153
Total current liabilities	8,661

Borrowings and financing	5,711
Lease liabilities	2,604
Related parties	41
Provision for contingencies	281
Deferred revenue	1
Deferred income tax and social contribution	82
Other noncurrent liabilities	8
Total noncurrent liabilities	8,728

Total liabilities	17,389

Total shareholders’ equity	1,432
Total liabilities and shareholders’ equity	18,821

28

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

On December 11, 2020, Sendas obtained its registration as a publicly-held company in category “A” before the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction No. 480/2009.

On February 10, 2021, the request for listing and admission to trading of shares issued by Sendas on the Novo Mercado of B3. On February 12, 2021, a request for listing of American Depositary Securities (“ADSs”) issued by Sendas on the New York Stock Exchange (“NYSE”) was granted. Holders of common shares issued by GPA, after the close of trading on February 26, 2021, will receive shares issued by Sendas, in proportion to their respective holdings in GPA's share capital.

1.3	Impacts of the pandemic on the financial statements Company

The Company has been monitoring the progress of COVID-19 (Coronavirus) and its impacts on its operations. Several actions were taken by the Administration, among which we highlight the creation of a crisis committee formed by the Senior Management, which takes decisions in line with the recommendations with the Ministry of Health, local authorities and professional associations.

The Company has adopted all possible measures to mitigate the risks of virus transmission in stores, distribution centers and offices, such as: frequent cleaning, safety / protection items for employees, flexible working hours, adoption of telework, among other decisions.

Since the beginning of the COVID-19 outbreak, our stores have remained open, in addition to the important evolution of our e-commerce formats. The Company has an important commitment to society to continue taking products to our consumers. We had no problems in supplying the industries that continued to supply our distribution centers and stores.

On January 29, 2021, the CVM issued CVM-SNC / SEP Circular Letter No. 01/2021, instructing publicly-held companies to carefully assess the impacts of COVID-19 on their business and disclose the main risks in the financial statements and uncertainties arising from this analysis, observing the applicable accounting standards and circular letter CVM-SNC / SEP No. 02/2020, published on March 10, 2020.

Accordingly, the Company carried out a complete analysis of the financial statements, in addition to updating the analyzes on the Company's operational continuity. The main themes evaluated were:

• The Company prepared strategic planning for the next three years and carried out the impairment test of its assets, according to the methodology and assumptions described in notes 7.2, 8.1, 14.1, 15.1 and 15.2;

• We assessed the realization of the balances of accounts receivable from credit card operators, customers, galleries in our stores, real estate rentals and understand that there is currently no need to record provisions in addition to those already registered;

• We evaluate qualitative and quantitative aspects of inventories and do not foresee the need for addittional provision for adjustment to realizable value;

• Financial instruments already reflect the market assumptions in their valuation, and there are no additional exposures not disclosed in this financial statements. The Company is not exposed to significant financing in US dollars;

• Finally, the costs necessary to adapt our stores to serve the public are highlighted in Note 27 - Other operating expenses, net.

29

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

In summary, according to management's estimates and the monitoring of the impacts of the pandemic, there are no effects that should be recorded in the financial statements, nor are there any effects on the Company's operational continuity and / or estimates that would justify changes or registration of provisions, in addition to those already disclosed. The Company will continue to monitor and assess the impacts and, if necessary, make the necessary disclosures.

1.4	Sales and Leaseback

On December 23, 2019, the Company signed a commitment to sell 6 properties (Pão de Açúcar stores) in the Sale and Leaseback modality to Rio Bravo Investimentos Distribuidora de Titulos e Valores Imobiliários Ltda. of a total amount of R$92, of which R$91 was received. In 2020, the Company concluded the sale of 5 of the 6 stores. The parties entered into lease agreements for the 5 properties, with a term of 10 years, renewable for the same period, ensuring the continuity of GPA operations in properties with sustainable financial conditions.

On March 5, 2020, the Company entered into a Sale and Leaseback transaction with investment funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda., pursuant to the signing of a “Private Instrument of Commitment of Purchase and Sale of Real Estate Properties and Real Surface Law Institution” (“Instrument”). The Instrument initially foresees the sale of 43 properties of the Company in various tranches, for the total amount of R$1,246.

•	On May 29, 2020, the Company concluded the sale of 5 properties
•	On June 29, 2020, the Company concluded the sale of 7 properties
•	On July 22, 2020, the Company concluded the sale of another 16 properties
•	On July 30, 2020, the Company concluded the sale of the remaining 11 properties, whose transfer was completed on August 28, 2020.

The Company completed the sale of 39 properties for a total amount of R$1,183, which R$1,181 already received on December 31,2020. Four properties of non-relevant value from the total volume were not sold. The parties entered into lease agreements for each property, with a term of 15 years, renewable for the same period.

On December 23, 2020, the Company signed a contract for the sale of 4 properties in the Sale and Leaseback modality to Rio Bravo Investimentos Distribuidora de Titulos e Valores Imobiliários Ltda. for a total amount of R$255, of which R$235 was received in 2020 and the rest was received in the first quarter of 2021. The parties signed a 15-year lease agreement for these 4 stores, renewable for the same period, ensuring the continuity of GPA operations in properties with sustainable financial conditions.

The gain on the operation was R$187 in 2020, with an increase in the right of use of R$312 and R$582 in the lease liability.

1.5	Operational continuity

Management assessed the Company's ability to continue operating for the foreseeable future and concluded that it has the ability to keep its operations and systems functioning normally, even in the face of the COVID-19 pandemic (see note 1.3). Thus, Management is not aware of any material uncertainty that could generate significant doubts about its ability to continue operating and the financial statements have been prepared based on the assumption of operational continuity.

30

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

2.	Basis of preparation

The individual and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and accounting practices adopted in Brazil law 6,404/76 and accounting pronouncements issued by Comitê de Pronunciamentos Contábeis (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

The financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value. All relevant information in the financial statements is being evidenced and corresponds to that used by the Administration in the conduct of the Company.

The individual and consolidated financial statements is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of associates and subsidiaries located abroad is the local currency of each jurisdiction.

The financial statements for the year ended December 31, 2021 were approved by the Board of Directors on February 23, 2022.

The cash flow statements include continued and discontinued operations in line with technical pronouncement CPC31/IFRS 5.

The consolidated financial statements include the accounting information of all subsidiaries in which the Company exercises control, directly or indirectly. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/IFRS 10.

The financial statements of the subsidiaries are prepared on the same closing date of the Company's years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from operations between Group companies are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, which do not result in loss of control, are recorded directly in equity.

In the individual financial statements, interests are calculated considering the percentage held by Company on its subsidiaries. In the consolidated financial statements, the Company fully consolidates all of its subsidiaries, maintaining the non-controlling interest highlighted in a specific line in shareholders' equity and income statement.

31

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

3.	Significant accounting policies

The main accounting policies and practices are described in each corresponding explanatory note, except for the accounting practices below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented and to the Company's individual and consolidated financial statements.

3.1 Financial instruments

Financial assets are recognized when the Company or its subsidiaries assume contractual rights to receive cash or other financial assets from contracts to which they are a party. Financial assets are derecognised when the rights to receive cash tied to the financial asset expire or the risks and benefits are substantially transferred to third parties. Assets and liabilities are recognized when rights and / or obligations are retained in the transfer by the Company.

Financial liabilities are recognized when the Company and/or its subsidiaries assume contractual obligations for settlement in cash or in the assumption of third party obligations through a contract to which they are a party. Financial liabilities are derecognised when they are settled, extinguished or expired.

Purchases or sales of financial assets that require delivery of assets within a period defined by regulation or market convention (trading under normal conditions) are recognized on the trade date, that is, on the date on which the Company and its subsidiaries undertake to whether to buy or sell the asset.

(i)       Classification and measurement of financial assets and liabilities

According to CPC 48 / IFRS 9, on initial recognition, a financial asset is classified as measured: at amortized cost; fair value through other results (“FVOCI”) - or fair value through results (“FVPL”). The classification of financial assets according to CPC 48 / IFRS 9 is generally based on the business model in which a financial asset is managed and on its contractual cash flow characteristics. Embedded derivatives in which the master contract is a financial asset within the scope of the standard are never separated. Instead, the hybrid financial instrument is rated for classification as a whole.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVPL:

•        is maintained within a business model whose objective is to maintain financial assets to receive contractual cash flows; and

•       its contractual terms generate, on specific dates, cash flows that are related to the payment of principal and interest on the principal amount outstanding.

A debt instrument is measured at FVOCI if it meets both of the following conditions and is not designated as measured at FVPL:

•       is maintained within a business model whose objective is achieved both by receiving contractual cash flows and by selling financial assets; and

•       its contractual terms generate, on specific dates, cash flows that are only payments of principal and interest on the principal amount outstanding.

In the initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment in other comprehensive income (“ORA”). This choice is made investment by investment.

32

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

All financial assets not classified as measured at amortized cost or VJORA, as described above, are classified as VJR. This includes all derivative financial assets. Upon initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost, VJORA or VJR if this eliminates or significantly reduces an accounting mismatch that would otherwise arise (fair value option available in CPC 48 / IFRS 9).

A financial asset (unless it is an accounts receivable from customers without a significant financing component that is initially measured at the transaction price) is initially measured at fair value, plus, for an item not measured at FVPL, the transaction costs that are directly attributable to your acquisition.

Financial assets measured at FVPL - These assets are subsequently measured at fair value. The net result, including interest or dividend income, is recognized in the result.

Financial assets at amortized cost - These assets are measured subsequently to the amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and losses are recognized in income. Any gain or loss on derecognition is recognized in income.

Financial assets to FVOCI - These assets are measured subsequently at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment losses are recognized in income. Other net results are recognized in OCI. Upon derecognition, the accumulated result in OCI is reclassified to the result.

(ii) Derecognition of financial assets and liabilities

A financial asset (or, as the case may be, part of a financial asset or part of a group of similar financial assets) is derecognised when:

• Expiry rights to receive cash flows.

• The Company and its subsidiaries transfer their rights to receive cash flows from the asset or assume an obligation to fully pay the cash flows received to a third party, pursuant to a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company did not transfer, nor substantially retained all the risks and benefits related to the asset, but transferred its control.

When the Company and its subsidiaries assign their rights to receive cash flows from an asset or enter into a transfer agreement, without substantially transferring or retaining all the risks and benefits related to the asset or transferring control of the asset, the asset is maintained and recognizes a corresponding liability. The transferred asset and the corresponding liability are measured in a way that reflects the rights and obligations retained by the Company and its subsidiaries.

A financial liability is derecognised when the obligation underlying the liability is paid, canceled or expired.

When an existing financial liability is replaced by another from the same creditor, under substantially different terms, or the terms of an existing liability are substantially modified, such replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference between the respective book values is recognized in the income for the year.

33

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

(iii) Offsetting of financial instruments

Financial assets and liabilities are offset and presented stated net in the financial statements, only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variation not related to the local market such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

The following are recognized as fair value hedges, in accordance with the procedures below:

•	The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations.

•	In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through DDI curves, free coupon and DI, indexes disclosed by the B3 (the Brazilian Securities, Commodities and Futures Exchange), whereas for borrowings denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

The Company uses financial instruments only to protect identified risks limited to 100% of the value of these risks. Derivative transactions are exclusively used to reduce exposure to foreign currency and interest rate fluctuation, in order to maintain the balance of the capital structure.

34

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Cash flow hedge

Derivative instruments are recorded as cash flow hedge, using the following principles:

• The effective portion of the gain or loss on the hedging instrument is recognized directly in equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Company should “rebalance” the hedge ratio to meet the eligibility criteria.

• Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

• Amounts recorded in other comprehensive income are immediately transferred to the income statement together with the hedged transaction by affecting the income statement, for example, when the hedge financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

• The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

• If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect the profit or loss.

Impairment of financial assets

CPC 48 / IFRS 9 replaces the “incurred loss” model of CPC 38 / IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at FVOCI, but does not apply to investments in equity instruments (shares) or financial assets measured at FVPL.

According to CPC 48 / IFRS 9, provisions for losses are measured at one of the following bases:

•	Credit losses expected for 12 months (general model): these are credit losses that result in possible default events within 12 months from the balance sheet date and, subsequently, in case of deterioration of the credit risk, throughout the life of the instrument.

•	Full lifetime expected credit losses (simplified model): these are credit losses resulting from all possible default events over the expected life of a financial instrument.

•	Practical expedient: these are expected credit losses that are consistent with reasonable and sustainable information available, on the balance sheet date about past events, current conditions and forecasts of future economic conditions, which enable the verification of probable future loss based on the historical credit loss occurred in accordance with the maturity of securities.

35

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

The Company chose to measure provisions for losses from accounts receivable and other receivables and contractual assets at an amount that equals the credit loss expected for the full lifetime, and for trade accounts receivable, whose portfolio of receivables is fragmented, rents receivable, wholesale accounts receivable and accounts receivable from freight companies, the practical expedient was applied through the adoption of a matrix of losses for each maturity range.

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, the Company takes into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, during credit appraisal and considering information about projections.

The Company assumes that the credit risk of a financial asset increased significantly if the asset is overdue more than 90 days.

The Company considers a financial asset as in default when:

•	There is little likelihood that the debtor will fully pay their obligations to the Company, without resorting to actions such as execution of guarantees (if any); or

•	The financial asset is overdue more than 90 days.

The Company determined the credit risk of a debt security by analyzing the payment history, financial and macroeconomic conditions of the counterparty and the assessment of rating agencies, when applicable, thereby assessing each debt security individually.

The maximum period considered when estimating the expected credit loss is the maximum contractual period during which the company is exposed to the credit risk.

Measurement of expected credit losses – Expected credit losses are estimates weighted by the probability of credit losses based on historical losses and projections of related assumptions. Credit losses are measured at present value based on all cash insufficiencies (i.e. the differences between the cash flows owed to the Company according to contracts and the cash flows the Company expects to receive).

Expected credit losses are discounted by the effective interest rate of the financial asset.

Financial assets with credit recovery problems – On each reporting date, the Company evaluates whether the financial assets recorded at amortized cost and the debt securities measured at FVOCI show any indication of impairment. A financial asset shows “indication of impairment loss” in the occurrence of one or more events with negative impact on the estimated future cash flows of the financial asset.

Presentation of impairment loss – Provision for losses for financial assets measured at amortized cost are deducted from the gross book value of the assets.

For financial instruments measured at FVOCI, the provision for losses is recognized in OCI, instead of deducting the book value of the asset.

Impairment losses related to trade accounts receivable and other receivables, including contractual assets, are presented separately in the statement of income and OCI. Impairment of other financial assets is reported under “selling expenses”.

36

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Accounts receivable and contractual assets – The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

The positions within each group were segmented based on common credit risk characteristics, such as:

•	Credit risk level and historical losses – for wholesale clients and property rental; and
•	Delinquency status, default risk and historical losses – for credit card operators and other clients.

Adjustment to present value of assets and liabilities

Long-term assets and liabilities are adjusted to their present value, calculated taking into account the contractual cash flows and the respective interest rate, explicit or implicit. Short-term assets and liabilities are not adjusted to present value.

3.2.	Foreign currency transactions

Foreign currency transactions are initially recognized at the market value of the corresponding currencies on the date the transaction qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are converted into Real, according to the exchange rates of the respective currencies at the end of the years. Differences arising from the payment or translation of monetary items are recognized in the financial result.

3.3.	Classification of assets and liabilities as current and non-current

The Company presents the assets and liabilities in the financial statement based on the classification of current and non-current.

The asset should be classified as current when it meets any of the following criteria:

• Expected to be carried out, or intended to be sold or consumed in the normal course of the entity's operating cycle

• Is maintained essentially for the purpose of being traded

• It is expected to take place up to twelve months after the balance sheet date

• Is cash or cash equivalent (as defined in Technical Pronouncement CPC 03/IAS 7 - Statement of Cash Flows), unless its exchange or use for settlement of liabilities is prohibited for at least twelve months after the balance sheet date

All other assets must be classified as non-current.

Liabilities should be classified as current when they meet any of the following criteria:

• Expected to be settled during the entity's normal operating cycle

• Is maintained essentially for the purpose of being traded

• Must be settled within twelve months after the balance sheet date

• The entity has no unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date

All other liabilities must be classified as non-current.

Deferred tax assets and liabilities are classified as “non-current”, net by legal entity, as provided for in CPC32/ IAS12.

37

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

3.4.	Translation of subsidiaries and associates located in other countries

The financial statements are presented in reais, which is the parent company's functional currency. Each entity determines its functional currency and all of its financial transactions are measured in that currency.

The financial statements of subsidiaries located in other countries that use a functional currency other than that of the parent company are translated into reais at the balance sheet date, according to the following criteria:

•     Assets and liabilities, including goodwill and market value adjustments, are translated into reais at the exchange rate on the balance sheet date.

•     Income statement and cash flow statement are translated into reais using the average rate, unless significant variations occur, when the rate on the transaction date is used.

•     Equity accounts are maintained at the historical balance in reais and the variation is recorded under the equity valuation adjustments item as other comprehensive income.

Exchange rate differences are recognized directly in a separate component of equity. When a foreign operation is sold, the accumulated amount of exchange variation adjustment in shareholders' equity is recorded in the income statement for the year.

3.5.	Hyperinflation

As of September 2018, Argentina has become considered a hyperinflationary economy. According to CPC 42 / IAS 29 – ‘’Accounting in Hyperinflationary Economy’’ based on the current cost approach, non-monetary assets and liabilities, equity and operating results of indirect subsidiary Libertad, headquartered in Argentina, a direct subsidiary of Éxito, whose currency functional is the Argentine peso, they are being adjusted so that the values are disclosed in the measurement monetary unit at the end of the year.

This unit considers the effects measured by the Consumer Price Index (“IPC”) in Argentina as of January 1, 2017 and the Domestic Retail Price Index in Argentina (“IPIM”) until December 31, 2016.

3.6.	Accounting for equity interests at cost arising from corporate restructuring and carried out with related parties

The Company records, at historical cost, the interests arising from corporate restructuring acquired from related parties without economic essence. The difference between the cost balance and the acquired value is recorded in equity, when the transaction is made between companies under common control. Transactions do not qualify as a business combination under CPC 15R / IFRS 3R.

3.7.	Statement of value added

This statement intend to evidence the wealth created by the Group and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its parent company and consolidated financial statements, as it is neither mandatory nor established by IFRS.

38

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added, The first part presents the wealth created by the Company and its subsidiaries, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

4.	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and published standards effective from 2021
4.1.	Amendments to IFRS and new interpretations of mandatory application starting at the current year

In 2021, the Company applied amendments and new interpretations to IFRSs and CPCs issued by IASB and CPC, which were mandatorily effective for accounting periods beginning on or after January 1, 2021. The main amendments are:

Pronouncement	Description	Impact
Changes in CPC 26 (R1) and CPC 23: Definition of material

Provides a new definition of material that asserts. The amendments clarify that materiality will depend on the nature or magnitude of information, individually or in combination with other information, in the context of the financial statements. Distorted information is material if it could reasonably be expected to influence decisions made by primary users.

These changes have no impact on the individual and consolidated financial statements.
Changes in CPC 38, CPC 40(R1), CPC 48 and (CPC 06(R2): Reform of the reference interest rate

Provide exemptions that apply to all protective relationships directly affected by the reference interest rate reform. A relationship of protection is directly affected if the reform raises uncertainties about the period or the value of cash flows based on the reference interest rate of the hedged item or hedging instrument.

These changes have no impact on the individual and consolidated financial statements.
Changes in CPC 06 (R2): Benefits Related to Covid-19 Granted to Tenants in Lease Agreements.

The amendments provide for concession to tenants in the application of the guidelines of CPC 06 (R2) on the modification of the lease, when accounting for related benefits as a direct consequence of the Covid-19 pandemic.

These changes have no impact on the individual and consolidated financial statements.

39

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

4.2.       New and revised standards and interpretations already issued and not yet adopted

The Company did not adopt the following new and revised IFRSs in advance, already issued and not yet in effect:

Pronouncement	Description	Applicable to annual periods starting in or after
Amendments to IAS 1: Classification of liabilities as current or non-current and concept of materiality

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, related to CPC 26, in order to specify the requirements for classifying the liability as current or non-current. The amendments clarify:

• Which means a right to postpone liquidation;

• That the right to postpone must exist on the base date of the report;

• That this classification is not affected by the likelihood that an entity will exercise its right to postpone;

• That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification

In February 2021, the IASB issued amendments to IAS1, providing guides and examples to help entities apply materiality judgment to the disclosure of accounting policies.

01/01/2023
Amendments to IAS 8: Definition of accounting estimates	The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and error correction and how entities use measurement techniques and inputs to develop accounting estimates.	01/01/2023
Amendments to CPC 36 (R3)) - Consolidated Financial Statements and IAS 28 (CPC 18 (R2)) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Gains and losses resulting from (i) loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture accounted for using the equity method are recognized in the parent's income only in proportion to the interest held by investors not related to that affiliate or joint venture; (ii) remeasurement of investments retained in a former subsidiary at fair value are recognized in the former parent's income in proportion to the interest held by unrelated investors in the new associate or joint venture.	The effective date has not yet been set. by the IASB
CPC 27 - Fixed Assets - Resources Before Intended Use	The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from the sale of items produced before the asset is available for use, which must be recognized in profit or loss.	01/01/2022
CPC 15(R1) - Reference to the Conceptual Structure	For obligations within the scope of CPC 25, the purchaser applies CPC 25 to determine whether there is a present obligation on the acquisition date as a result of past events. For a tax within the scope of ICPC 19 Taxes, the purchaser applies ICPC 19 to determine whether the event that resulted in the obligation to pay the tax occurred by the date of acquisition. The purchaser does not recognize contingent assets acquired in a business combination.	01/01/2022

These changes are not expected a significant impact on the Company's individual and consolidated financial statements.

40

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

5.	Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated financial statements of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

In the process of applying the Company’s accounting policies, Management adopted judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated according to the information included in the following explanatory notes:

•          Impairment - impairment: Notes 7.2, 8.1, 14.1, 15.1

•          Inventories: Estimation of provisions for loss estimates: Note 9

•          Taxes to be recovered: Expected realization of tax credits: Note 10

•          Fair value of derivatives and other financial instruments: Measurement of the fair value of derivatives: Note 18

•          Provision for lawsuits: Record of provision for claims wicth likelihood of loss probable, estimated with a certain degree of reasonability: Note 21

•          Income tax: Record of provisions based on reasonable estimates: Note 20

•          Share-based payments: Estimated fair value of transactions based on a valuation model - Note 24

•          Lease: determination of the lease term and the incremental interest rate - Note 22.

•          Business Discontinuity - Note No. 1.1

41

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

6.	Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, up to 90 days.

		Parent Company		Consolidated
	Rate	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Cash and banks - Brazil		90	118	100	131
Cash and banks - Abroad	(*)	84	110	3,481	3,637
Short-term investments - Brazil	(**)	4,488	4,677	4,598	4,784
Short-term investments – Abroad	(***)	-	-	95	159
		4,662	4,905	8,274	8,711

(*) As of December 31, 2021. Refers to (i) funds from the Éxito Group, of which R$126 in Argentine pesos, R$366 in Uruguayan pesos and R$2,905 in Colombian pesos (R$100 in Argentine pesos, R$399 in Uruguayan pesos and R$3,028 in Colombian pesos on December 31, 2020); (ii) In addition to Company funds invested in the United States, in US dollars in the amount of R$84 (R$ 110 on December 31, 2020).

(**) Financial investments, on December 31, 2021, substantially comprise repurchase operations and CDB, remunerated by the weighted average of 93.51% (96.93% on December 31, 2020) of the CDI (Interbank Deposit Certificate).

(***) Refer to funds invested abroad, on December 31, 2021, in local currency equivalent to R$1 in Uruguay and R$94 in Colombia (R$12 in Argentina, R$1 in Uruguay and R$146 in Colombia on December 31, 2020).

7.	Trade receivables

Trade receivables balances are initially recorded at the transaction amount, wich corresponds to the sale value, and are subsequently measured according to the portfolio: (i) fair value through other comprehensive income (FVOCI), in the case of receivables from credit card and (ii) amortized cost, mainly a customer portfolios.

Credit losses on financial assets are measured at amortized cost deducted by the gross assets carrying amount.

For financial instruments measured at FVOCI, estimated losses are recorded in OCI instead of reduce the carrying amount of the asset.

At each reporting date, the Company evaluates if the financial assets recorded at amortized cost or FVOCI show any indication of impairment. A financial asset shows indication of impairment loss when there is one or more events with adverse impact on the estimated future cash flows of the financial asset.

Receivables are considered irrecoverable and therefore written off from the accounts receivable portfolio, when the payment is not made after 360 days from the due date. At each annual closing of the balance sheets, the Company and its subsidiaries assess whether the assets or groups of financial assets have impairment.

42

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Credit card companies (note 7.1)	63	73	65	76
Credit card companies - related parties (note 11.2)	14	15	15	15
Sales vouchers and trade receivables	135	63	655	488
Private label credit card	40	56	53	71
Receivables from related parties (note 11.2)	16	14	13	13
Receivables from suppliers	63	70	66	71
Allowance for doubtful accounts (note 7.2)	-	(1)	(35)	(43)
	331	290	832	691

Current	330	289	831	686
Noncurrent	1	1	1	5

7.1.	Credit card companies

As part of its management strategy, the Company and its subsidiaries periodically sells a portion of its credit card receivables to financial institutions or credit card companies in order to strengthen their working capital, without recourse or related obligation.

7.2.	Allowance for doubtful accounts on trade receivables
	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

At the beginning of the year	(1)	(1)	(43)	(32)
Allowance booked for the year	-	(35)	(57)	(86)
Write-offs of receivables	1	35	61	78
Deconsolidation Sendas	-	-	-	4
Foreign currency translation adjustment	-	-	4	(7)
At the end of the year	-	(1)	(35)	(43)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables
	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days

12.31.2021	867	729	110	17	9	2
12.31.2020	734	574	80	67	8	5

43

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

8.      Other receivables

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Accounts receivable from insurers	5	14	5	14
Receivable from sale of subsidiaries (note 8.2)	79	78	79	78
Lease receivables	63	60	179	247
Accounts receivable - Via Varejo (*)	298	266	298	266
Receivables from sale of real estate properties (**)	54	236	55	236
Sale of real estate developments	-	-	93	55
Other	104	90	158	151
Allowance for doubtful accounts on other receivables (note 8.1)	(15)	(11)	(15)	(11)
	588	733	852	1,036
Current	98	109	294	365
Noncurrent	490	624	558	671

(*) Amounts receivable from Via Varejo S.A. (“Via Varejo”), subsidiary sold in 2019.The amount of R$298 includes the amount of R$231 corresponding to GPA right to receive the refund of the ICMS exclusion benefit from the PIS and COFINS basis of its former subsidiary Globex from Via Varejo, after the final and unappealable process, referring to the period of 2007 and 2010.

(**) Refers, substantially in 2020 of a land purchase and sale agreement on September 29, 2018 for the amount of R$200, the sale of which was not recognized under IFRS 15 / CPC 47 due to the contractual characteristics of long-term payment and transfer of legal title at a future date to be defined by the buyer. In 2020, the Company transferred the deed (legal title), at the buyer's request, in accordance with the contract, of all land registrations and recognized a gain of R$174. The transaction resulted in the recognition of an amount receivable of R$200, for which the Company obtained a bank guarantee as a guarantee of receipt, with R$154 received in August 2021 and the remainder due in September 2023.

8.1 Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

At the beginning of the year	(11)	(13)	(11)	(15)
Losses recorded in the year	(4)	-	(4)	-
Write-off of other receivables	-	2	-	2
Deconsolidation Sendas	-	-	-	2
At the end of the year	(15)	(11)	(15)	(11)

8.2 Receivables from the sale of subsidiaries

Accounts receivable related to the exercise of an option to buy gas stations by a third party. The original amount of this receivable was R$50, which was monetary updated since the signature of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments. In January, 2016, 5 news gas stations were sold for the amount of R$8, in 120 installments at a rate of 110% of CDI.

44

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

9.	Inventories

Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to bring inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell, such as: (i) taxes on the sale; (ii) personnel expenses directly linked to the sale; (iii) cost of the goods; and (iv) other costs necessary to bring the goods in a condition of sale.

Inventories are reduced to their recoverable value through estimates for the provision for losses, and shrinkage, scrap, slow turnover of goods and estimation of loss for goods that will be sold with negative gross margin, which is periodically analyzed and evaluated for its adequacy.

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in the statement of operations when the corresponding inventories are sold. Includes purchase volume agreement, logistics and specific negotiations to recover margin, reimbursement agreement (marketing expenses), among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of these bonuses.

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Stores	1,582	2,395	1,646	2,453
Distribution centers	728	1,098	773	1,134
Inventories – Èxito Group	-	-	2,884	2,879
Real Estate Inventory – Èxito Group	-	-	50	142
Allowance for losses on inventory obsolescence and damages (note nº9.2)	(78)	(41)	(96)	(72)
	2,232	3,452	5,257	6,536

9.1.	Unrealized bonuses

On December 31, 2021, the amount of unrealized commercial agreements, presented as reducing the inventory balance, amounted to R$47 (R$62 on December 31, 2020).

9.2.	Allowance for losses on inventory obsolescence and damages
	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

At the beginning of the year	(41)	(31)	(72)	(95)
Additions	(63)	(45)	(63)	(40)
Write-offs / reversal	26	35	37	16
Foreign currency translation adjustment	-	-	2	(4)
Deconsolidation Sendas	-	-	-	51
At the end of the year	(78)	(41)	(96)	(72)

45

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

10.	Recoverable taxes

The Company records tax credits, whenever it gathers legal, documentary and factual understanding about such credits that allow their recognition, including the realization estimate, with ICMS being recognized as a “cost of goods sold” reduction and PIS and COFINS as a reducer of the income accounts on which the credits are calculated.

These taxes are realized based on growth projections, operational issues and generation of debts for consumption of these credits by the Group's companies.

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

State VAT tax credits - ICMS (note 10.1)	911	1,428	920	1,435
Social Integration Program/ Contribution for Social Security Financing - PIS/COFINS (note 10.2)	2,022	1,671	2,062	1,710
Social Security Contribution – INSS (Note 10.3)	297	296	300	299
Income tax and social contribution prepayments (*)	200	21	672	462
Other	16	41	23	47
Other recoverable taxes – Éxito Group IVA	1	-	176	130
Total	3,447	3,457	4,153	4,083

Current	1,048	366	1,743	983
Noncurrent	2,399	3,091	2,410	3,100

(*) Includes Éxito’s amount of R$460 (R$440 on December 31, 2020).

10.1.	ICMS (State VAT) tax credits

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS tax substitution system (“ICMS-ST”). Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

In order to supply its stores, the Company and its subsidiaries maintain distribution centers strategically located in certain States and in the Federal District, which receive goods with ICMS-ST of the entire supply chain (by force of tax replacement) already prepaid by suppliers or the Company and subsidiaries, and then the goods are shipped to locations in other States. Such interstate shipment entitles the Company and subsidiaries to a refund reimbursement of prepaid ICMS, i.e., the ICMS of the commercial chain paid in acquisition becomes a tax credit to be refunded, pursuant to the State laws.

The refund process requires the evidence through tax documents and digital files of the operations that entitled the Company to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming to support these credits, which occurs in periods after these credits are generated.

46

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Since the number of items traded at retail, subject to tax substitution, has been continuously increasing, the tax credits to be refunded by the Company and subsidiaries have also grown. The Company and its subsidiaries have been using such authorized tax credits to offset with state tax liabilities owed after having obtained the Special Regime and also through other procedures covered by state rules.

For credits that cannot be offset immediately, the Company’s Management understands that in future realization is probable based on a technical recovering study, on the expectation of future growth and the offset against debts deriving from its operations. These studies were prepared and periodically revised based on information extracted from strategic planning previously approved by the Company’s Board of Directors. For the financial statement as of December 31, 2021, Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the realization of ICMS tax credits, as shown below.

	Parent Company	Consolidated

Up to one year	454	456
From 1 to 2 years	329	336
From 2 to 3 years	27	27
From 3 to 4 years	27	27
From 4 to 5 years	11	11
More than 5 years	63	63
	911	920
10.2.	PIS and COFINS credit

The evidence leading the Company to conclude on the PIS and COFINS credit entitlement includes i) interpretation of tax legislation, ii) internal and external factors, such as case law and market interpretations that were part of the analysis, and iii) analysis by external legal advisors regarding the issues and iv) accounting assessment on the issue.

The PIS and COFINS credits presented in the balance sheet for the period ended December 31, 2021 refer, in particular, to amounts arising from a final and unappealable lawsuit on October 29, 2020, in which the Company discussed the exclusion of ICMS from the PIS and COFINS calculation basis.

Said decision gave rise to the recording of a tax credit in the amount of R$1,609 (R$613 of which in the financial result), in the period ended December 31, 2020, net of provisions for installments, which could eventually be considered as unrealizable ( see note No. 22.9).

During the 2021 calendar year, the Company reassessed the aforementioned tax credit, reversing the provisions previously constituted, which resulted in a supplement of R$280 (R$109 of which in the financial result).

In relation to PIS and COFINS assets, the Company assessed recent procedural progress in certain cases and proceeded to write off PIS/COFINS assets in the amount of R$168, on December 31, 2020, of amounts without expectation of realization.

47

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

The realization of the PIS and COFINS balance is shown below:

	Parent Company	Consolidated

Up to one year	307	347
From 1 to 2 years	300	300
From 2 to 3 years	301	301
From 3 to 4 years	302	302
From 4 to 5 years	303	303
More than 5 years	509	509
	2,022	2,062

10.3.	INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in the parent company and consolidated is equivalent to R$161, on December 31, 2021 (R$158, on December 31, 2020).

11.	Related parties
11.1.	Management compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) for the years ended December 31, 2021 and 2020, were as follows:

(In thousands of Brazilian reais)

	Base salary		Variable compensation		Stock option plan – Note 24		Total
	2021	2020	2021	2020	2021	2020	2021	2020
Board of directors (*)	26,884	67,716	-	-	6,908	4,056	33,792	71,772
Executive officers	18,016	36,868	6,995	11,175	3,202	10,906	28,213	58,949
Fiscal Council	432	331	-	-		-	432	331
	45,332	104,915	6,995	11,175	10,110	14,962	62,437	131,052

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

48

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

11.2.	Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Controlling shareholders:
Casino (i)	-	-	-	-	-	-	1	-	(46)	(91)
Euris (i)	-	-	-	-	-	-	1	-	(3)	(1)
Wilkes	-	-	-	-	-	-	2	-	(5)	-
Subsidiaries:
Éxito (ii)	-	-	-	-	-	-	-	-	14	14
Novasoc Comercial	-	-	57	68	-	-	1	1	2	1
SCB Distribuição e Comércio	3	2	18	16	2	1	-	-	34	(1)
Stix Fidelidade (x)	-	-	21	5	21	11	7	-	(160)	(104)
Cheftime (ix)	-	-	44	27	-	-	1	1	(8)	-
James Intermediação	-	-	36	80	1	4	8	10	(15)	120
GPA M&P	-	-	-	-	-	-	13	13	-	-
GPA Logistica	-	-	110	101	2	2	78	70	3	1
Others	-	-	1	-	-	-	-	-	-	-
Associates
FIC (iii)	14	15	34	30	8	12	-	-	62	55
Other related parties
Greenyellow do Brazil Energia e Serviços Ltda (“Greenyellow”) (iv)	-	-	-	-	-	-	269	117	(274)	(52)
Sendas Distribuidora (viii)	2	-	370	41	15	-	103	168	1,382	114
Casino Group (vii)	11	12	-	-	-	-	-	-	(7)	(11)
Others	-	-	1	1	-	-	-	-	-	-
Total	30	29	692	369	49	30	484	380	979	45

49

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Controlling shareholders
Casino (i)	-	-	-	-	-	-	1	-	(46)	(91)
Euris (i)	-	-	-	-	-	-	1	-	(6)	(3)
Wilkes	-	-	-	-	-	-	2	-	(5)	-
Associates
FIC (iii)	14	15	35	31	8	12	-	-	62	55
Puntos Colombia (v)	-	-	42	37	-	-	58	54	(119)	(114)
Tuya (vi)	-	-	57	31	-	-	-	1	181	24
Other related parties
Greenyellow (iv)	-	-	-	-	-	-	283	119	(325)	(84)
Sendas Distribuidora (viii)	2	-	370	42	15	-	103	169	1,382	-
Casino Group (vii)	12	13	12	12	-	-	19	19	(29)	(30)
Others	-	-	1	1	-	-	-	-	-	-
Total	28	28	517	154	23	12	467	362	1,095	(243)

50

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Related party transactions arise mainly from operations that the Company and its subsidiaries maintain among themselves and with other related entities, and were accounted for substantially in accordance with the prices, terms and conditions agreed between the parties.

The Company's main operations with related parties are:

(i)	Casino: Celebration of (a) Cost Sharing and Cost Reimbursement Agreement: Agreement signed between the Company, Sendas Distribuidora S.A., Helicco Participações Ltda., Foncière Euris, Casino Services and Casino Guichard-Perrachon S.A. (“Casino”) in August, 10 2014 and July 25, 2016, to set the reimbursement rules for the Company of incurred expenses for the Casino Group companies related to activities involving transfer of “know-how” to the Company and also the reimbursement of expenses of French employees (expatriates) to Casino. (b) Insurance: Service agreements entered into between the Company and Casino for intermediation and negotiation of renewals of certain insurance policies. (c) Agency Agreement: Signed between the Company, Sendas Distribuidora S.A, Groupe Casino Limited and Casino International on July, 25 2016 to set the rules for the services provided of global sourcing (prospecting global suppliers and intermediating the purchases) for Casino and reimbursement for Groupe Casino Limited the Company to restore reduced profit margins as a result of promotions realized by Company in its stores. (d) Purchase Agreement: signed between the Company, Sendas and E.M.C. Distribution Limited on June 6, 2019 for the import of non-food and food products (except perishables and wines) for resale in its stores, upon request for purchase orders, on a non-exclusive basis.
(ii)	Éxito and subsidiaries: Agreement on Establishment of Business Relations: Signed between the Company, Sendas, Éxito and its subsidiaries on July, 27 2016 to set the rules of prospection of suppliers in each home country in order to establish new commercial relationships. (b) Celebration of license agreements for the use of trademarks and copyrights involved in the production, advertising, promotion, marketing and distribution of textile products and accessories for the feminine public (Bronzini and Arkitect brands) by Distribuidora de Textiles y Confecciones SA (Didetexto ), controlled by Exito, to the Company. (c) Cost Reimbursement Agreement: signed between the Company, Sendas and Éxito on October 22, 2019 for the reimbursement by one party to another of the costs incurred for the transfer of employees.
(iii)	FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC in the Company stores for implementation the financing partnership between the Company and Itaú Unibanco Holding S.A. (“Itaú”).
(iv)	Greenyellow: execution of (a) contracts with the Company to regulate the terms of the installation of equipment and the provision of services by Greenyellow of energy efficiency solutions in the establishments of the Company's multivarejo business unit for energy reduction. (b) contracts with the Company and Sendas for the purchase of energy sold on the free market and (c) fine costs resulting from the discontinuation of Extra Hiper stores in the amount of R$180 (R$68 fully paid).
(v)	Puntos Colombia: Éxito's customer loyalty program. Balance related to point redemption and other services.
(vi)	Tuya: Financial institution invested by Éxito. Balance related to participation in business collaboration agreements and expense reimbursement, discount coupons and others.
(vii)	Casino Group: Balances receivable for expatriate expenses with Casino International, Distribution Casino and Casino Services. Provision of services in the import of goods by other companies of the Casino group.

51

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

(viii)	Sendas Distribuidora: On December 31, 2020, Sendas ceased to be a subsidiary of the Company. The Company is responsible for Sendas Distribuidora's legal procedures prior to the contribution of Assai's operations. The Company signed a separation agreement with Sendas Distribuidora, the main terms of which are related to the operational steps for the separation of activities carried out jointly. In addition, this separation agreement establishes the indemnification rights and responsibilities, for which the Company is responsible for expenses related to losses caused by retail activities prior to the contribution of Assai's operations, as well as the right to any related gains. In 2021, they entered into an Agreement for the Onerous Assignment of Exploitation Rights of Commercial Points and Other Covenants, which consists of the sale by the Company to Sendas of 70 commercial points, which are now operated by the Company in 17 of its own properties and the others in properties leased from third parties. . Of the 70 points, 20 were sold in 2021, of which 6 owned stores, receiving R$1 billion and remaining in accounts receivable with Sendas the amount of R$201 (see note 1.1).
(ix)	Cheftime: Signing of (a) Umbrella Agreement: between the Company and Cheftime to regulate the terms and conditions of loans that may be granted by the Company to Cheftime; and (b) Sharing Agreement: between the Company and Cheftime, so that material and human resources are shared, as well as the apportionment, without any purpose of profit, of the expenses and costs incurred in the effective use of such shared resources.
(x)	Stix: Execution of an Operating Agreement between the Company, Stix and Raia Drogasil, with the purpose of establishing general rules for the operation of the Stix Program.

52

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

12.	Investments
12.1.	Interest in, subsidiaries and associates:

The details of the Company's subsidiaries at the end of each year are shown below:

			Participation in investments - %
			12.31.2021		12.31.2020
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
	Controlled
CBD	Novasoc Comercial Ltda. (“Novasoc”)	Brazil	100.00	-	100.00	-
	CBD Holland B.V. (“CBD Holland”)	Brazil	100.00	-	100.00	-
	GPA 2 Empreend. e Participações Ltda. (“GPA 2”)	Brazil	100.00	-	100.00	-
	GPA Logística e Transporte Ltda. (“GPA Logística”)	Brazil	100.00	-	100.00	-
	GPA Holding Empreendimentos e Participações Ltda.("GPA Holding")	Brazil	100.00	-	-	-
	SCB Distribuição e Comércio Varejista de Alimentos Ltda. ("Compre Bem'')	Brazil	100.00	-	100.00	-
	Stix Fidelidade e Inteligência S.A. ("Stix")	Brazil	66.67	-	66.67	-
	James Intermediação S.A. ("James Delivery")	Brazil	100.00	-	100.00	-
	Cheftime Comércio de Refeições S/A ("Cheftime") (*)	Brazil	99.05	-	79.57	-
	GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	Brazil	100.00		100.00	-
	BCafeterias e Lanchonetes Ltda. ("BCafeterias")	Brazil	-	-	1.10	98.90
	Fronteira Serviços Imobiliários Ltda.("Fronteira")	Brazil	-	100.00	0.10	99.90
	Place2B Serviços Imobiliários Ltda.("Place2B")	Brazil	-	100.00	-	100.00
	Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	Luxembourg	100.00	-	100.00	-
	Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	Netherlands	-	100.00	-	100.00

53

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

			Participation in investments - %
				12.31.2021	12.31.2020
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
Exito	Almacenes Éxito S.A. ("Éxito")	Colombia	91.57	5.00	96.57	-
	Éxito Industrias S.A.S.	Colombia	-	94.59	-	94.59
	Fideicomiso Lote Girardot	Colombia	-	96.57	-	96.57
	Éxito Viajes y Turismo S.A.S.	Colombia	-	49.25	-	49.25
	Almacenes Éxito Inversiones S.A.S. (Móvil Éxito)	Colombia	-	96.57	-	96.57
	Transacciones Energéticas S.A.S (antes Gemex O & W S.A.S.)	Colombia	-	96.57	-	96.57
	Marketplace Internacional Éxito y Servicios S.A.S. (MPI)	Colombia	-	96.57	-	96.57
	Logística, Transporte y Servicios Asociados S.A.S. (LTSA)	Colombia	-	96.57	-	96.57
	Depósitos y Soluciones Logísticas S.A.S.	Colombia	-	96.57	-	96.57
	Patrimonio Autónomo Iwana	Colombia	-	49.25	-	49.25
	Patrimonio Autónomo Viva Malls	Colombia	-	49.25	-	49.25
	Patrimonio Autónomo Viva Sincelejo	Colombia	-	25.12	-	25.12
	Patrimonio Autónomo Viva Villavicencio	Colombia	-	25.12	-	25.12
	Patrimonio Autónomo San Pedro Etapa I	Colombia	-	25.12	-	25.12
	Patrimonio Autónomo Centro Comercial	Colombia	-	25.12	-	25.12
	Patrimonio Autónomo Viva Laureles	Colombia	-	39.40	-	39.40
	Patrimonio Autónomo Viva Palmas	Colombia	-	25.12	-	25.12
	Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colombia	-	44.33	-	44.33
	Spice investment Mercosur	Uruguay	-	96.57	-	96.57
	Larenco S.A.	Uruguay	-	96.57	-	96.57
	Geant Inversiones S.A.	Uruguay	-	96.57	-	96.57
	Lanin S.A.	Uruguay	-	96.57	-	96.57
	5 Hermanos Ltda.	Uruguay	-	96.57	-	96.57
	Sumelar S.A.	Uruguay	-	96.57	-	96.57
	Gestión Logística S.A.	Uruguay	-	96.57	-	-
	Supermercados Disco del Uruguay S.A. (***)	Uruguay	-	60.35	-	60.35
	Maostar S.A.	Uruguay	-	30.18	-	30.18
	Ameluz S.A.	Uruguay	-	60.35	-	60.35
	Fandale S.A.	Uruguay	-	60.35	-	60.35
	Odaler S.A.	Uruguay	-	60.35	-	60.35
	La Cabaña S.R.L.	Uruguay	-	60.35	-	60.35
	Ludi S.A.	Uruguay	-	60.35	-	60.35
	Semin S.A.	Uruguay	-	60.35	-	60.35
	Randicor S.A.	Uruguay	-	60.35	-	60.35
	Setara S.A.	Uruguay	-	60.35	-	60.35
	Hiper Ahorro S.R.L.	Uruguay	-	60.35	-	60.35
	Ciudad del Ferrol S.C.	Uruguay	-	59.14	-	59.14
	Mablicor S.A.	Uruguay	-	30.78	-	30.78
	Tipsel S.A.	Uruguay	-	96.57	-	96.57
	Tedocan S.A.	Uruguay	-	96.57	-	96.57
	Vía Artika S. A.	Uruguay	-	96.57	-	96.57
	Grupo Disco del Uruguay S.A.	Uruguay	-	60.35	-	60.35
	Devoto Hermanos S.A.	Uruguay	-	96.57	-	96.57
	Mercados Devoto S.A.	Uruguay	-	96.57	-	96.57

54

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

			Participation in investments - %
			12.31.2021		12.31.2020
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
	Libertad S.A.	Argentina	-	96.57	-	96.57
	Onper Investment 2015 S.L	Spain	-	96.57	-	96.57
	Spice España de Valores Americanos S.L.	Spain	-	96.57	-	96.57
	Marketplace Internacional Éxito S.L	Spain	-	96.57	-	96.57
	Gelase S. A.	Belgium	-	96.57	-	96.57

(*) In August 2021, CBD acquired a 19.48% stake from Cheftime's minority shareholders

(**) In 2021, Éxito acquired a 96.57% stake in Gestión Logística S.A.

(***) Supermercados Disco del Uruguay S.A. is controlled through a Shareholders' Agreement signed in April 2015, which granted Éxito 75% of the votes necessary to take control. This Shareholders' Agreement expired on June 30, 2021 and on August 18, 2021 a new Agreement was signed maintaining Éxito as controller.

55

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

The details of the Company's associates at the end of each year are shown below:

			Equity interests - %
			12.31.2021		12.31.2020
Group	Companies	Country	Company	Indirect interest	Company	Indirect interest

Cnova N.V.	Cnova N.V. (“Cnova Holanda”)	Netherlands	-	33.98	-	33.98
	Cdiscount Afrique SAS (“Cdiscount Afrique”)	France	-	33.98	-	33.98
	Cdiscount International BV The Netherlands (“Cdiscount Internacional”)	Netherlands	-	33.98	-	33.98
	Cnova France SAS (“Cnova France”)	France	-	33.98	-	33.98
	Cdiscount S.A. (“Cdiscount”)	France	-	33.87	-	33.87
	Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”)	Ivory Coast	-	33.98	-	33.98
	Cdiscount Sénégal SAS (“Cdiscount Sénégal”)	Senegal	-	33.98	-	33.98
	Cdiscount Cameroun SAS (“Cdiscount Cameroun”)	Camarões	-	33.98	-	33.98
	CLatam AS Uruguay (“CLatam”)	Uruguay	-	23.79	-	23.79
	Cdiscount Panama S.A. (“Cdiscount Panama”)	Panama	-	23.79	-	23.79
	Cdiscount Uruguay S.A. (“Cdiscount Uruguay”)	Uruguay	-	23.79	-	23.79
	Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	Ecuador	-	23.78	-	23.78
	Cnova Pay	France	-	33.98	-	33.98
	BeezUP SAS ("BezzUp")	France	-	25.29	-	33.98
	CARYA	France	-	33.87	-	33.87
	HALTAE	France	-	33.87	-	33.87
	C-Logistics	France	-	28.56	-	28.56
	NEOSYS	France	-	17.33	-	17.33
	Neotech Solutions	Morocco	-	17.33	-	17.33
	NEOSYS Tunisie	Tunísia	-	17.33	-	17.33
	C Chez Vous	France	-	28.53	-	28.56
	Phoenix (**)	France	-	-	-	16.99
	C-SHIELD	France	-	33.87	-	33.87
	MAAS	France	-	33.87	-	33.87
	C-TECHNOLOGY (old C-PAYMENT)	France	-	33.87	-	33.87
	CLR (*)	France	-	28.56	-	-
FIC	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	Brazil	-	17.88	-	17.88
	FIC Promotora de Vendas Ltda. (“FIC Promotora”)	Brazil	-	17.88	-	17.88
	Bellamar Empreend. e Participações S.A.(“Bellamar”)	Brazil	50.00	-	50.00	-
Éxito	Puntos Colombia S.A.S ("Puntos")	Colombia	-	48.29	-	48.29
	Compañia de Financiamento Tuya S.A. ("Tuya")	Colombia	-	48.29	-	48.29
	Cnova N.V (“Cnova Holanda”)	Netherlands	-	0.18	-	0.18

(*) In 2021 CLR was created.

(**) In 2021 the Phoenix was sold.

56

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

12.2.	Associates

Investments in associates are accounted for under the equity method, based on the fact these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a part of the shareholders’ agreement, appointing certain officers and having vote rights in certain relevant decisions. The associates are: i) (discontinued operation) and FIC managed by Itaú Unibanco S.A. (“Itaú Unibanco”) and ii) Cnova N.V. which operates mainly on e-commerce in France and (iii) Tuya, financial institution invested of Éxito. Associates have no restriction on transfer resources to the company, for example, in the form of dividends.

The summarized financial statements are as follows:

	FIC		Cnova N.V.		Tuya
	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Current assets	8,742	6,738	4,110	4,224	5,293	4,728
Noncurrent assets	35	52	3,732	4,055	156	200
Total assets	8,777	6,790	7,842	8,279	5,449	4,928

Current liabilities	7,401	5,611	6,351	6,766	2,689	1,612
Noncurrent liabilities	44	22	3,066	2,806	2,039	2,578
Shareholders’ equity	1,332	1,157	(1,575)	(1,293)	721	738
Total liabilities and shareholders’ equity	8,777	6,790	7,842	8,279	5,449	4,928

Statement of operations:	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Revenues	1.034	989	13.824	13,117	783	615
Operating income	482	555	54	207	35	71
Net income (loss) for the year	265	329	(313)	(138)	15	37

For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC shall be deducted from its shareholders’ equity amount of R$122, since it is Itaú Unibanco’s exclusive right. The measurement of Tuya and Cnova N.V. investments includes the goodwill acquired in the business combination totaling R$77 and R$13, respectively.

57

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

12.3.	Breakdown of investments and rollforward:
	Parent Company
	Exito	Bellamar	Compre Bem	Others	Total (**)

Balances at 12.31.2020	10,479	768	314	(592)	10,969
Share of profit (loss) of subsidiaries and associates	444	47	(57)	(180)	254
Dividends and interest on own capital	(246)	(27)	-	-	(273)
Capital increase	-	-	7	120	127
Capital increase with property and equipment	-	-	-	13	13
Transfer of participation(*)	(548)	-	-	548	-
Spin off gas station	-	-	-	5	5
Other movements	(3)	-	-	1	(2)
Share of other comprehensive income	(699)	-	-	(38)	(737)
Balances at 12.31.2021	9,427	788	264	(123)	10,356

(*) Transfer of 5% interest in the capital of subsidiary Éxito to subsidiary GPA 2.

(**) Includes the effects of unsecured liabilities on the investment in Cnova NV, in the amount of R$689 and R$14 in Cheftime as of December 31, 2021 (R$591 on the investment in Cnova NV, R$20 in James and R$ $9 on Stix as of December 31, 2020).

	Parent Company
	Sendas	Via Varejo	Bellamar	CompreBem	Others	Total (*)

Balances at 12.31.2019	7,095	-	299	277	(306)	7,365
Share of profit (loss) of subsidiaries and associates	1,228	-	118	(16)	(181)	1,149
Dividends and interest on own capital	(310)	-	(26)	-	-	(336)
Stock options	5	-	-	-	1	6
Capital increase	650	-	-	53	45	748
Capital increase with property and equipment	220	-	-	-	7	227
Fair value adjustment	-	-	573	-	-	573
Sendas incorporation	(10,833)	10,479	(196)	-	-	(550)
Other movements	(19)	-	-	-	-	(19)
Equivalence over other comprehensive income	1,964	-	-	-	(158)	1,806
Balances at 12.31.2020	-	10,479	768	314	(592)	10,969

58

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

		Consolidated
	FIC	Bellamar	Tuya	Puntos Colombia	Other	Total
Balances at 12.31.2019	289	-	307	2	(375)	223
Share of profit (loss) of associates – continuing operation	118	-	18	9	(47)	98
Dividends and interest on own capital - continuing operation	(37)	-	-	-	-	(37)
Shere of other comprehensive income	-	-	79	1	(156)	(76)
Capital increase	-	-	52	-	-	52
Desconsolidation	(370)	-	-	-	-	(370)
Sendas incorporation	-	196	-	-	-	196
Adjustments to fair value	-	573	-	-	-	573
Balances at 12.31.2020	-	769	456	12	(578)	659
Share of profit (loss) of associates – continuing operation	-	47	8	3	(105)	(47)
Dividends and interest on own capital - continuing operation	-	(27)	-	-	-	(27)
Share of other comprehensive income	-	-	(46)	(1)	6	(41)
Capital increase	-	-	21	-	-	21
Balances at 12.31.2021	-	789	439	14	(677)	565

13.	Investment properties

Investment properties are measured at historical cost, including transaction costs, net of accumulated depreciation and or impairment loss, if applicable. The cost of investment properties acquired in a business combination is determined at fair value, in accordance with IFRS 3 / CPC 15 - Business combination.

Investment properties are written off when they are sold or when they are no longer used and no future economic benefit is expected from the sale. An investment property is also classified as held for sale when there is an intention to sell. The difference between the net amount obtained from the sale and the carrying amount of the asset is recognized in the statement of operations for the period in which the asset is written off. The useful life of buildings is presented in note 14.

The investment properties of the Company and its subsidiaries correspond to commercial areas and lots that are maintained for income generation or future price appreciation.

The Company performed a test to verify the operating assets of investment properties that could not be recoverable in the year ended December 31, 2021. Based on the tests carried out, it was necessary to record a loss in the amount of R$32 in the consolidated (R$22 in December 31, 2020). See considerations regarding the effects of the pandemic in note 1.3.

The fair value of investment properties is measured based on assessments performed by third parties.

Consolidated

	Balance at 12.31.2020	Additi-ons	Impair-ment	Depreciation	Write-off	Foreign Currency Translation adjustment	Transfers (*)	Balance at 12.31.2021

Land	762	1	(4)	-	4	(58)	54	759
Buildings	2,859	91	(28)	(58)	3	(169)	(243)	2,455
Construction in progress	18	32	-	-	-	(3)	(7)	40
Total	3,639	124	(32)	(58)	7	(230)	(196)	3,254

59

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Consolidated

	Balance at 12.31.2019	Additi-ons	Impair- ment	Depreciation	Foreign Currency Translation adjustment	Transfers	Balance at 12.31.2020

Land	656	-	(11)	-	149	(32)	762
Buildings	2,385	6	(11)	(63)	557	(15)	2,859
Construction in progress	10	8	-	-	2	(2)	18
Total	3,051	14	(22)	(63)	708	(49)	3,639

(*) Transfers to fixed assets

	Consolidated
	Balance at 12.31.2021			Balance at 12.31.2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	759	-	759	762	-	762
Buildings	2,607	(152)	2,455	2,921	(62)	2,859
Construction in progress	40	-	40	18	-	18
Total	3,406	(152)	3,254	3,701	(62)	3,639

For the year ended December 31, 2021, the results generated by the Éxito subsidiaries for the use of investment properties are as follows:

	2021	2020
Leasel revenue	433	368
Operating expenses from investment properties that generate revenue	(108)	(78)
Operating expenses from investment properties that do not generate revenue	(103)	(165)
Net result generated by investment properties	222	125

As of December 31, 2021, the fair value of investment properties in use consisted only of balances from the subsidiary Éxito in the amount of R$3,844 (R$3,926 in December 31, 2020). The main data used to assess fair value, such as discount rate, vacancy rate and terminal capitalization rate, are estimated by advisors or management based on comparable transactions and sector data. The rates vary for each project according to the geographic region, format of the project and are presented below.

	Break
Discount rate	10.00%	14.00%
Vacancy rate	0.00%	54.45%
Terminal capitalization rate	7.50%	8.50%

60

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

14.	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of operations for the year as incurred.

Asset category	Useful life (in years)
Buildings	Between 40 and 50
Leasehold improvements	Between 24 and 40
Machinery and equipment	Between 10 and 20
Facilities	11
Furniture and fixtures	Between 9 and 12
Others	Between 3 and 5

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write off of the assets are included in the statement of operations for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed assets for fiscal year 2021 and no significant changes were necessary.

Interest on loans directly attributable to the acquisition, construction or production of an asset, which requires a substantial period of time to be finalized for the intended use or sale (qualifying asset), is capitalized as part of the cost of the respective assets during its construction. From the date of entry into operation of the corresponding asset, capitalized costs are depreciated over the estimated useful life of the asset.

14.1	Impairment of non financial assets

Impairment testing is designed so that the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company and its subsidiaries activities.

The Company and its subsidiaries tests its tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash-generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance is recorded to adjust its carrying amount to its recoverable amount, in assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset. The useful life test for intangibles including goodwill is presented in note 15.

61

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Recovery test of stores operating assets

The procedure for verifying non-realization consisted of grouping operational and intangible assets (Commercial rights) directly attributable to stores. The test steps were as follows:

• Step 1: the book value of properties in rented stores was compared with a sales multiple (30% to 35%) representing transactions between retail companies. For stores with a multiple value below the book value, we move to a more detailed method, described in Step 2.

• Step 2: the Company considers the highest value among the discounted cash flows using the 4.8% perpetuity growth (4.6% in 2020) for periods exceeding five years and a discount rate of 10.6% (7.9% in 2020) or appraisal reports prepared by independent specialists for own stores.

The Company carried out a test to verify the operational assets of the stores that could not be recoverable and in the year ended December 31, 2021, based on the tests performed, it was necessary to recognize a loss in the amount of R$5 in the consolidated. See considerations regarding the effects of the pandemic in note 1.3.

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

	Parent Company
	Balance at 12.31.2020	Additi-ons	Remeasu-rement (*)	Impair- ment	Depre-ciation	Write-offs (**)	Transfers (***)	Incorpo- ration	Balance at 12.31.2021

Land	586	-	-	-	-	(83)	(105)	-	398
Buildings	743	9	-	-	(26)	(65)	(231)	-	430
Leasehold improvements	1,867	51	-	-	(200)	(232)	(257)	1	1,230
Machinery and equipment	925	127	-	-	(158)	(106)	(57)	1	732
Facilities	203	-	-	-	(30)	(24)	(33)	-	116
Furniture and fixtures	359	36	-	-	(59)	(1)	(36)	1	300
Construction in progress	108	391	-	-	-	-	(387)	(11)	101
Others	28	8	-	-	(10)	-	(2)	-	24
Total	4,819	622	-	-	(483)	(511)	(1,108)	(8)	3,331

Lease – right of use:
Buildings	4,282	94	(702)	-	(478)	(460)	-	-	2,736
	4,282	94	(702)	-	(478)	(460)	-	-	2,736
Total	9,101	716	(702)	-	(961)	(971)	(1,108)	(8)	6,067

(*) (1,170) is related to the remeasurement of the leasing liability of the 50 stores that will be delivered to Sendas in 2022 and the remainder is related to the monetary restatement of the rental contracts.

(**) Mainly refers to the Extra Hiper transaction (see note 1.1), being R$481 in fixed assets and R$385 in right of use.

(***) Of this amount, R$996 are transfers to held for sale, R$102 to intangibles and R$13 to increase capital with fixed assets (see note 12.3).

62

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 12.31.2019	Additions	Remeasu-rement	Impair-ment	Depre-ciation	Write-offs	Transfer	Incorpo-ration	Balance at 12.31.2020

Land	904	-	-	-	-	(55)	(238)	(25)	586
Buildings	1,026	2	-	(19)	(34)	(60)	(172)	-	743
Leasehold improvements	2,091	86	-	-	(227)	(45)	(38)	-	1,867
Machinery and equipment	975	70	-	-	(168)	(44)	92	-	925
Facilities	249	3	-	-	(35)	(4)	(10)	-	203
Furniture and fixtures	377	34	-	-	(62)	-	10	-	359
Construction in progress	119	398	-	-	-	-	(419)	10	108
Others	33	11	-	-	(11)	-	(5)	-	28
Total	5, 774	604	-	(19)	(537)	(208)	(780)	(15)	4,819

Lease – right of use:
Buildings	3,578	783	775	-	(426)	(422)	(6)	-	4,282
	3,578	783	775	-	(426)	(630)	(6)	-	4,282
Total	9,352	1,387	775	(19)	(963)	(630)	(786)	(15)	9,101

(*) Of this amount, R$373 are transfers to held for sale, R$181 to intangibles and R$227 to capital increase with fixed assets (see note 12.3).

	Parent Company
	Balance at 12.31.2021			Balance at 12.31.2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	398	-	398	586	-	586
Buildings	788	(358)	430	1,294	(551)	743
Leasehold improvements	2,691	(1,461)	1,230	3,774	(1,907)	1,867
Machinery and equipment	2,205	(1,473)	732	2,555	(1,630)	925
Facilities	359	(243)	116	544	(341)	203
Furniture and fixtures	873	(573)	300	1,031	(672)	359
Construction in progress	101	-	101	108	-	108
Others	127	(103)	24	149	(121)	28
Total	7,542	(4,211)	3,331	10,041	(5,222)	4,819

Lease – right of use:
Buildings	6,020	(3,284)	2,736	7,419	(3,137)	4,282
Equipment	37	(37)	-	37	(37)	-
	6,057	(3,321)	2,736	7,456	(3,174)	4,282
Total	13,599	(7,532)	6,067	17,497	(8,396)	9,101

63

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

		Consolidated
	Balance at 12.31.2020	Additions	Remea- surement (*)	Impair- ment	Depreciation	Write-offs (**)	Incorpo- ration	Transfers (***)	Conversion Currency Adjustment	Balance at 12.31.2021

Land	3,540	2	-	(1)	(1)	(80)	1	(162)	(174)	3,125
Buildings	4,414	66	-	(1)	(156)	(64)	-	(5)	(246)	4,008
Leasehold improvements	2,412	118	-	(3)	(255)	(241)	4	(200)	(26)	1,809
Machinery and equipment	1,769	480	-	-	(336)	(117)	1	(106)	(75)	1,616
Facilities	283	5	-	-	(42)	(24)	-	(25)	-	197
Furniture and fixtures	706	122	-	-	(144)	(7)	-	(36)	(27)	614
Construction in progress	213	433	-	-	-	(1)	(9)	(461)	(4)	171
Other	34	9	-	-	(13)	-	-	3	-	33
Total	13,371	1,235	-	(5)	(947)	(534)	(3)	(992)	(552)	11,573

Lease – right of use:
Buildings	6,465	232	(463)	-	(830)	(485)	-	1	(192)	4,728
Equipment	49	6	2	-	(13)	(2)	-	-	(4)	38
Land	3	1	1	-	-	-	-	-	-	5
	6,517	239	(460)	-	(843)	(487)	-	1	(196)	4,771
Total	19,888	1,474	(460)	(5)	(1,790)	(1,021)	(3)	(991)	(748)	16,344

(*) (1,170) is related to the remeasurement of the leasing liability of the 50 stores that will be delivered to Sendas in 2022 and the remainder is related to the monetary restatement of the rental contracts.

(**) Mainly refers to the Extra Hiper transaction (see note 1.1), being R$481 in fixed assets and R$385 in right of use.

(***) Of this amount, the main effects are R$996 from transfers to held for sale and R$115 for intangibles and R$196 from investment properties.

64

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

		Consolidated
	Balance at 12.31.2019	Additions	Remeasure-ment	Impairment	Depreciation	Write-offs	Incorporation	Transfers	Foreign Currency translation adjustment	Deconsolida-tion Sendas	Balance at 12.31.2020

Land	3,692	61	-	-	-	(87)	121	(308)	542	(481)	3,540
Buildings	4,869	80	-	(23)	(156)	(145)	-	(308)	705	(608)	4,414
Leasehold improvements	4,441	788	-	-	(429)	(119)	-	262	70	(2,601)	2,412
Machinery and equipment	2,281	308	-	-	(437)	(69)	-	172	151	(637)	1,769
Facilities	580	61	-	-	(67)	(11)	-	(18)	8	(270)	283
Furniture and fixtures	1,007	120	-	-	(193)	(16)	-	62	66	(340)	706
Construction in progress	275	746	-	-	-	(7)	-	(750)	17	(68)	213
Other	74	18	-	-	(28)	-	-	7	1	(38)	34
Total	17,219	2,182	-	(23)	(1,310)	(454)	121	(881)	1,560	(5,043)	13,371

Lease – right of use:
Buildings	7,023	2,001	1,403	-	(928)	(1,005)	-	(3)	402	(2,428)	6,465
Equipment	45	24	(7)	-	(15)	(1)	-	-	9	(6)	49
Land	3	-	-	-	-	-	-	-	-	-	3
	7,071	2,025	1,396	-	(943)	(1,006)	-	(3)	411	(2,434)	6,517
Total	24,290	4,207	1,396	(23)	(2,253)	(1,460)	121	(884)	1,971	(7,477)	19,888

(*) Of this amount, the main effects are R$722 from transfers to held for sale and R$198 from intangible assets and R$49 from investment properties.

65

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2021			Balance at 12.31.2020
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
					Restated

Land	3,125	-	3,125	3,540	-	3,540
Buildings	4,751	(743)	4,008	5,219	(805)	4,414
Leasehold improvements	3,749	(1,940)	1,809	4,778	(2,366)	2,412
Machinery and equipment	4,201	(2,585)	1,616	4,438	(2,669)	1,769
Facilities	554	(357)	197	725	(442)	283
Furniture and fixtures	1,810	(1,196)	614	1,966	(1,260)	706
Construction in progress	171	-	171	213	-	213
Other	163	(130)	33	181	(147)	34
	18,524	(6,951)	11,573	21,060	(7,689)	13,371

Lease – right of use:
Equipment	8,774	(4,046)	4,728	10,069	(3,604)	6,465
Equipment	101	(63)	38	105	(56)	49
Land	9	(4)	5	7	(4)	3
	8,884	(4,113)	4,771	10,181	(3,664)	6,517
Total	27,408	(11,064)	16,344	31,241	(11,353)	19,888

14.2	Guarantees

At December 31, 2021 and 2020, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in note 21.8.

14.3       Capitalized borrowing costs

The consolidated borrowing costs for the year ended December 31, 2021 were R$11 (R$15 for the year ended December 31, 2020). The rate used to determine the borrowing costs eligible for capitalization was 153.04% of the CDI (150.67 % of the CDI for the year ended December 31, 2020), corresponding to the effective interest rate on the Company’s borrowings.

14.4       Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Additions (i)	716	1,387	1,474	4,207
Lease	(94)	(783)	(239)	(2,025)
Capitalized borrowing costs	(11)	(3)	(11)	(15)
Property and equipment financing - Additions (ii)	(554)	(534)	(1,149)	(2,001)
Property and equipment financing - Payments (ii)	496	625	960	2,123
Total	553	692	1,035	2,289

(i)	The additions are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

66

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

(ii)	The additions and payments of property, plant and equipment mentioned above are ordered to show only the year's acquisitions, in order to reconcile with the statement of cash flows and the total of additions shown in the table.

14.5       Other information

At December 31, 2021, the Company and its subsidiaries recorded in the cost of sales the amount of R$149 in the parent company (R$126 at December 31, 2020) and R$264 in consolidated (R$232 at December 31, 2020) related to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

15.	Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and any impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), customer lists, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized by the straight-line method. The amortization period and method are reviewed, at least, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimate.

Software development costs recognized as assets are amortized over their useful lives (5 a 10 years), accordingly to the amortization rate of 11.47% beginning amortization when they become operational.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains valid. Otherwise, the useful life is changed prospectively from indefinite to definite.

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss being recognized in the statement of operations in the year when the asset is derecognized.

67

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 12.31.2020	Additi-ons	Remeasu-rement	Amortization	Write-off	Transfers (**)	Balance at 12.31.2021

Goodwill	502	-	-	-	-	-	502
Commercial rights (note 15.2)	47	-	-	-	-	-	47
Software and implementation	888	134	-	(177)	(2)	102	945
	1,437	134	-	(177)	(2)	102	1,494
Lease-right of use:
Right of use Paes Mendonça (*)	567	-	43	(46)	-	(150)	414
Software	36	-	-	(9)	-	-	27
	603	-	43	(55)	-	(150)	441
Total	2,040	134	43	(232)	(2)	(48)	1,935

	Parent Company
	Balance at 12.31.2019	Addit-ions	Remeasu-rement	Amortization	Write-off	Transfers	Balance at 12.31.2020

Goodwill	501	-	-	-	-	1	502
Commercial rights (note 15.2)	46	-	-	-	-	1	47
Software and implementation	749	98	-	(137)	(1)	179	888
	1,296	98	-	(137)	(1)	181	1,437
Lease-right of use:
Right of use Paes Mendonça (*)	557	-	49	(39)	-	-	567
Software	56	-	-	(20)	-	-	36
	613	-	49	(59)	-	-	603
Total	1,909	98	49	(196)	(1)	181	2,040

	Parent Company
	Balance at 12.31.2021			Balance at 12.31.2020
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	1,360	(858)	502	1,360	(858)	502
Commercial rights (note 15.2)	47	-	47	47	-	47
Software and implementation	1,743	(798)	945	1,664	(776)	888
	3,150	(1,656)	1,494	3,071	(1,634)	1,437
Lease-right of use:
Right of use Paes Mendonça (*)	546	(132)	414	653	(86)	567
Software	169	(142)	27	120	(84)	36
	715	(274)	441	773	(170)	603
Total	3,865	(1,930)	1,935	3,844	(1,804)	2,040

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores until 2048.

(**) Right-of-use value of R$150 reclassified to assets held for sale (Note 32)

68

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2020	Additions	impairment	Amorti-zation	Write-off	Remeasurement	Foreign currency translation adjustment	Transfer (**)	Balance at 12.31.2021

Goodwill	750	-	-	-	-	-	(21)	-	729
Tradename	3,731	-	(22)	-	-	-	(324)	-	3,385
Comercial rights (note 15.2)	47	4	-	-	-	-	-	-	51
Contractual rights	3	-	-	-	-	-	-	-	3
Software	1,030	228	-	(214)	(2)	-	(13)	115	1,144
	5,561	232	(22)	(214)	(2)	-	(358)	115	5,312
Lease-right of use:
Right of use Paes Mendonça (*)	567	-	-	(47)	-	43	-	(150)	413
Software	36	-	-	(8)	-	-	-	-	28
	603	-	-	(55)	-	43	-	(150)	441
Total	6,164	232	(22)	(269)	(2)	43	(358)	(35)	5,753

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores until 2048.

(**) Right-of-use value of R$150 reclassified to assets held for sale (Note 32)

69

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2019	Additions	Amorti-zation	Write-off	Remeasurement	Foreign currency translation adjustment	Transfer	Deconso-lidation Via Varejo	Balance at 12.31.2020

Goodwill	1,314	-	-	-	-	39	15	(618)	750
Tradename	3,059	-	-	-	-	700	12	(40)	3,731
Commercial rights (note 15.2)	136	6	-	-	-	-	-	(95)	47
Contractual rights	3	-	(1)	-	-	13	(12)	-	3
Software	888	191	(179)	(2)	-	19	183	(70)	1,030
	5,400	197	(180)	(2)	-	771	198	(823)	5,561
Lease-right of use:
Right of use Paes Mendonça (**)	780	-	(47)	-	49	-	-	(215)	567
Software	56	1	(21)	-	-	-	-	-	36
	836	1	(68)	-	49	-	-	(215)	603
Total	6,236	198	(248)	(2)	49	771	198	(1,038)	6,164

(**) Linked to lease and operating contracts for certain stores. The Company has the contractual right to operate these stores until 2048.

70

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2021			Balance at 12.31.2020
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	1,587	(858)	729	2,478	(1,728)	750
Tradename	3,385	-	3,385	3,731	-	3,731
Commercial rights (note 15.2)	54	(3)	51	47	-	47
Contractual rights	6	(3)	3	5	(2)	3
Software	2,165	(1,021)	1,144	2,012	(982)	1,030
	7,197	(1,885)	5,312	8,273	(2,712)	5,561
Lease-right of use:
Right of use Paes Mendonça (**)	543	(130)	413	653	(86)	567
Software	170	(142)	28	120	(84)	36
	713	(272)	441	773	(170)	603
Total intangibles	7,910	(2,157)	5,753	9,046	(2,882)	6,164

15.1	Test for recovery of intangibles of indefinite useful life, including goodwill

The impairment test of intangibles uses the same practices described in Note 14 Property, plant and equipment.

For impairment testing purposes, the goodwill acquired through business combinations and tradenames with indefinite useful lives was allocated to two cash generating units, which are also operational segments that disclose information. The segments are: retail and international retail referring Exito Group.

The recoverable amount of the segments was defined by means of the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections is 10.6% (7.9% in December 31, 2020), and cash flows that exceed the three-year period are extrapolated using a 4.8% growth rate (4.6% in December 31, 2020). As a result of this analysis, there was no need to record a provision for impairment of these assets. See considerations regarding the effects of the COVID-19 pandemic in note 1.3.

In relation to Grupo Éxito, the discount rate applied to cash flow projections is 7.4% (6.5% in December 31, 2020) and cash flows that exceed the three-year period are extrapolated using a 3% (3% in December 31, 2020) growth rate. As a result of this analysis, there was no need to record a provision for impairment of intangibles with indefinite useful lives.

Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was made for a 0.5% increase / decrease in the discount rate and growth rate. In any combination, the value of the segment's cash flow is higher than its book value. As a result of this analysis, there was no need to record a provision for impairment of these assets.

71

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

15.2	Commercial right

Commercial rights are the right to operate the stores under to acquire rights, or allocated on business combinations.

Management understands that commercial rights are considered recoverable, considering its recovery by cash flows return or the possibility of negotiating with third parties.

Goodwill with a defined useful life is tested using the same assumptions used in the Company's other recoverability tests, following the term of use of these assets.

15.3	Additions to intangible assets for cash flow presentation purposes:
	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Additions	134	98	232	198
Intangible assets financing - Addition	-	-	-	(1)
Intangible assets financing - Payments	-	-	-	4
Total	134	98	232	201

72

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

16. Trade payables, net

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Product suppliers	3,730	4,914	9,591	10,907
Service suppliers	289	343	870	904
Bonuses from suppliers (note 16.2)	(368)	(381)	(383)	(387)
	3,651	4,876	10,078	11,424

16.1	Agreement between suppliers, the Group and banks

The Company and its subsidiaries have certain agreements with financial institutions in order to allow their suppliers to use the Company's lines of credit for prepayment of receivables arising from the sale of goods and services, allowing suppliers to anticipate receivables in the normal course of purchases made by the Company.

These transactions were evaluated by the management concluding that has commercial characteristics, since there are no changes in price and / or terms previously established in the original commercial negotiations, as well as no financial charges. The anticipation is also solely the suppliers’s discretion.

The Company also has commercial transactions increasing payment terms, routinely as part of its commercial activity, without financial charges.

16.2	Bonuses from suppliers

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The collection of these receivables is by offsetting the amounts payable to suppliers, according to supply agreements conditions so that the settlement occurs by the net amount.

73

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

17.	Borrowings and financing
17.1.	Debt breakdown
		Parent Company		Consolidated
	Weighted average rate	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Debentures and promissory note
Debentures Certificate of agribusiness receivables and promissory notes (note 17.4)	CDI + 1.59% per year	4,613	4,598	4,613	4,598
		4,613	4,598	4,613	4,598

Borrowings and financing
Local currency
BNDES			-		-
Working capital	CDI+1.89% per year	2,738	2,689	2,737	2,689
Working capital	TR + 9.8 % per year	11	13	11	13
Swap contracts (note 17.7)	CDI-0.08% per year	(1)	(2)	(1)	(2)
Unamortized borrowing costs		(11)	(13)	(11)	(13)
		2,737	2,687	2,736	2,687
Foreign currency (note 18.5)
Working capital	USD + 2.12% per year	448	271	448	271
Working capital	IBR 1M + 1.45%	-	-	276	-
Working capital	IBR 3M + 1.6%	-	-	959	1,534
Working capital Argentina	Pré: 39.52%	-	-	-	26
Credit letter		-	-	12	12
Swap contracts (note 17.7)	CDI + 1.70% per year	7	12	7	12
Swap contracts (note 17.7)	IBR 3M + 1.6%	-	-	-	1
Unamortized borrowing costs		-	-	-	(1)
		455	283	1,702	1,855
Total		7,805	7,568	9,051	9,140

Current assets		-	-	-	-
Noncurrent assets		1	11	1	11
Current liabilities		1,243	1,257	1,470	2,309
Noncurrent liabilities		6,563	6,322	7,582	6,842

17.2.	Changes in borrowings
	Parent Company	Consolidated
At December 31, 2020	7,568	9,140
Additions	3,547	4,860
Accrued interest	425	500
Accrued swap	(7)	(7)
Mark-to-market	-	15
Monetary and exchange rate changes	20	20
Borrowing cost	14	15
Interest paid	(403)	(482)
Payments	(3,352)	(4,842)
Swap paid	(7)	(23)
Foreign currency translation adjustment	-	(145)
At December 31, 2021	7,805	9,051

74

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company	Consolidated
At December 31, 2019	5,325	14,108
Additions	4,410	7,262
Accrued interest	271	755
Accrued swap	(281)	(343)
Mark-to-market	1	14
Monetary and exchange rate changes	44	115
Borrowing cost	274	331
Interest paid	11	53
Payments	(225)	(774)
Swap paid	(2,582)	(5,125)
Acquisition of company	320	333
Foreign currency translation adjustment	-	173
Sendas desconsolidation	-	(7,762)
At December 31, 2020	7,568	9,140

17.3.	Maturity schedule of noncurrent borrowings and financing
Year	Parent Company	Consolidated

From 1 to 2 years	2,456	2,724
From 2 to 3 years	1,252	1,689
From 3 to 4 years	1,176	1,334
From 4 to 5 years	1,175	1,252
After 5 years	520	599
Subtotal	6,579	7,598

Unamortized borrowing costs	(17)	(17)
Total	6,562	7,581

75

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

17.4.	Debentures, Promissory Note and Certificate of Agribusiness Receivables
				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Financial charges	Unit price (in reais)	12.31.2021	12.31.2020	12.31.2021	12.31.2020

15th Issue of Debentures – CBD	No preference	800	-	01/17/18	01/15/21	-	-	-	451	-	451
16th Issue of Debentures – CBD (1st serie)	No preference	700	-	09/11/18	09/10/21	-	-	-	711	-	711
16th Issue of Debentures – CBD (2nd serie)	No preference	500	-	09/11/18	09/12/22	-	-	-	521	-	521
17th Issue of Debentures - CDB	No preference	2,000	2,000,000	01/06/20	01/06/23	CDI + 1.45% per year	1,038	2,075	2,033	2,075	2,033
4th Issue of Promissory Notes – CBD	No preference	800	-	01/10/19	01/09/22	-	-	-	891	-	891
18th Issue of Promissory Notes – CBD (1nd serie)	No preference	980	980,000	05/14/21	05/10/26	CDI + 1.70% per year	1,014	994	-	994	-
18th Issue of Promissory Notes – CBD (2nd serie)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,014	517	-	527	-
5th Issue of Promissory Notes – CBD (1nd serie)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1,033,886	517	-	517	-
5th Issue of Promissory Notes – CBD (2nd serie)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1,034,314	517	-	517
Borrowing cost								(17)	(9)	(17)	(9)
								4.613	4,598	4,613	4,598

Current liabilities								1,089	1,220	1,089	1,220
Noncurrent liabilities								3,524	3,378	3,524	3,378

76

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

The amortization of the 1st series of the 18th issuance of debentures occurs with payments in two installments in 2025 and 2026 with the semiannual remuneration and the 2nd series of the 18th issuance occurs with payments in two installments in 2027 and 2028 with the semiannual remuneration and for the 17th issuance the payment will be made in two installments in the years 2022 and 2023. The amortization and remuneration of the 5th issue of promissory notes will occur with an exclusive payment at maturity.

In the first quarter of 2020, occurred the 17th issuance of simple debentures, non-convertible into shares, in single serie with a nominal value of R$1,000 has maturity on 3 years and a total of R$2,000. The funds will be used to strengthen working capital and extend the indebtedness profile.

On the second quarter of 2021, the 18th issuance of simple, non-convertible, unsecured debentures took place, in up to 2 series, with maturity between 5 and 7 years, in the amount of R$1,500 for public distribution with restricted placement efforts, which will be used to reinforce working capital and/or lengthen the debt profile.

On July 20, 2021, the Company's Board of Directors approved its 5th issue of commercial promissory notes, in 2 series, with maturity between 4 and 5 years, in the total amount of R$1,000 for public distribution with efforts placement restrictions, which will be used to reinforce working capital and/or lengthen the debt profile.

17.5.	Borrowings in foreign currencies

On December 31, 2021 GPA had loans in foreign currencies (dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

17.6.	Guarantees

The Company has signed promissory notes for some loan contracts.

17.7.	Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective toprotect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate in December 2021 was 4.42% (2.76% as of December 31, 2020).

17.8.	Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At December 31, 2021, GPA complied with these ratios.

77

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

18.	Financial instruments

The main financial instruments and their carrying amounts, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Financial assets:
Amortized cost
Cash and cash equivalents	4,662	4,095	8,274	8,711
Related parties - assets	692	369	517	154
Trade receivables and other receivables	822	910	1,589	1,614
Others assets	-	-	9	48
Fair value through profit or loss
Financial instruments – Fair value hedge	1	11	1	11
Financial instruments about lease – Fair value hedge	-	-	9	1
Suppliers financial instruments – Fair value hedge	-	-	15	-
Others assets	-	-	2	2
Fair value through other comprehensive income
Trade receibles credit card companies and sales vouchers	97	113	95	113
Others assets	-	-	28	28
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities	(484)	(212)	(467)	(194)
Trade payables	(3,651)	(4,876)	(10,078)	(11,424)
Financing for purchase of assets	(84)	(55)	(250)	(100)
Debentures and promissory notes	(4,613)	(4,598)	(4,613)	(4,598)
Borrowings and financing	(2,727)	(2,676)	(3,973)	(4,247)
Lease	(3,881)	(5,958)	(6,118)	(8,372)
Fair value through profit or loss
Borrowings and financing (Hedge accounting underlyng)	(459)	(284)	(459)	(284)
Financial instruments – Fair Value Hedge – liabilities side	(7)	(21)	(7)	(22)
Financial instruments about lease – Fair value hedge – liabilities side	-	-	-	(2)
Suppliers financial instruments - Fair value hedge - liabilities side	-	-	(1)	(25)
Disco Group put option (*)	-	-	(701)	(636)

(*) See note 18.3.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

78

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

18.1	Considerations on risk factors that may affect the business of the Group

(i)	Credit risk
•	Cash and cash equivalents: in order to minimize credit risk, the Company adopts investment policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.
•	Accounts receivable: credit risk related to accounts receivable is minimized by the fact that large portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, mainly to the accounts receivable paid in installments, the Company monitor the risk through the credit concession to customers and by periodic analysis of the provision for losses.
•	The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s carrying out transactions, according to policies approved by governance boards.
•	There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.
(ii)	Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments. As a result, the Company and its subsidiaries are, mainly, exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI indexed debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)	Foreign currency exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company and its subsidiaries use derivatives, such as swaps, aiming to mitigate the exchange exposure risk, converting the cost of debt into domestic currency andinterest rates.

Éxito Group uses derivatives to hedge against foreign exchange variations on imports and leases.

(iv)	Capital risk management

The main objective of the Company’s capital management is to ensure if the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

79

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

The Group capital structure is as follows:

	Parent company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Cash and cash equivalents	4,662	4,905	8,274	8,711
Financial instruments – Fair value hedge	(6)	(10)	17	(37)
Borrowings and financing	(7,799)	(7,558)	(9,045)	(9,129)
Other liabilities with related parties (*)	(145)	(120)	(145)	(120)
Net financial debt	(3,288)	(2,783)	(899)	(575)
Shareholders’ equity	(13,649)	(13,695)	(16,380)	(16,807)

Net debt to equity ratio	24%	20%	5%	3%

(*) Represents amount payable to Greenyellow related to the equipments purchase.

a.	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2021.

a)	Parent company
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,779	8,105	587	10,471
Lease liabilities	974	2,793	2,752	6,519
Trade payables	3,651	-	-	3,651
Total	6,404	10,898	3,339	20,641
b)	Consolidated
	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,016	9,285	587	11,888
Lease liabilities	1,369	4,042	3,690	9,101
Trade payables	10,078	-	-	10,078
Total	13,463	13,327	4,277	31,067
b.	Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

At December 31, 2021 the reference value of these contracts were R$468 (R$301 at December 31, 2020. These operations are usually contracted under the same terms of amounts, maturities and fees, and carried out with the financial institution of the same economic group, observing the limits set by Management.

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” and “forwards” operations to hedge against debts.

80

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

The Company calculates the effectiveness of hedge transactions atinception date and on continuing basis. Hedge transactions contracted in the year ended December 31, 2021 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement CPC 48 (IFRS 9), the debt, which is the hedge object, is also adjusted at fair value.

		Consolidated
		Notional value		Fair value
		12.31.2021	12.31.2020	12.31.2021	12.31.2020
Fair value hedge
Hedge object (debt)		469	301	459	284

Long position (buy)
Prefixed rate	TR + 9.80% per year	22	21	11	13
US$ + fixed	USD + 1.70 % per year	447	280	448	271
		469	301	459	284
Short position (sell)
	CDI + 1.66% per year	(469)	(301)	(465)	(294)

Hedge position - asset			-	1	11
Hedge position - liability			-	(7)	(21)
Net hedge position		-	-	(6)	(10)

Gains and losses on these contracts during the year ended December 31, 2021 are recorded as financial expenses, net and the balance payable at fair value is R$7 (receivable from R$10 as of December 31, 2020), the asset is recorded in line item “Derivative financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2021 resulted in a gain of R$105 (gain of R$282 as of December 31, 2020).

(v)	Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of transactions, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by B3.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date of financial statements are prepared and rates are projected by the market calculated based on currency coupon curves.

In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

81

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

18.2	Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, Management considers an increase of 10% and a decrease of 10%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$6.17 on the due date, and the weighted interest rate weighted was 11.79% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

(i)	Other financial instruments
			Market projection
Transactions	Risk (CDI variation)	Balance at 12.31.2021	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	CDI - 0.08% per year	(10)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI + 1.70% per year	(455)	(63)	(69)	(58)
Debentures and promissories notes	CDI + 1.59% per year	(4,630)	(584)	(643)	(526)
Bank loans	CDI + 1.89% per year	(2,737)	(345)	(380)	(311)
Total borrowings and financing exposure		(7,832)	(993)	(1,093)	(896)

Cash and cash equivalents (*)	93.51% of CDI	4,598	503	553	453
Net exposure		(3,234)	(490)	(540)	(443)

(*) Weighted average

The Éxito Group's sensitivity test considers the economic environment in which the company operates. In scenario I, the observable rates are used. In scenario II it is considered on increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available 3.4180%.

Scenario II: 0.34180% increase in IBR.

Scenario III: 0.34180% decrease in IBR.

		Maket projection
Transactions	Balance 12.31.2021	Scenario I	Scenario II	Scenario III

Bank loans and swap	(1,224)	-	55	(58)

82

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

18.3	Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

Level 1: Measurement of fair value at the balance sheet date based on quoted (unadjusted) prices in active markets for assets or liabilities that the entity may have access to at the measurement date.

Level 2: Measurement of fair value at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, other than quoted prices included in Level 1.

Level 3: Measurement of fair value at the balance sheet date using unobservable inputs for the asset or liability.

The data for these models are obtained, whenever possible, from observable markets or from information, on comparable operations and transactions in the market. The judgments include the analyses of the data, such as liquidity risk, credit risk and volatility. Changes in assumptions about to these factors may affect the reported fair value of financial instruments.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Consolidated
	Carrying amount	Fair value
	12.31.2021	12.31.2021	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers	95	95	2
Swaps of annual rate between currencies	(7)	(7)	2
Swaps of annual rate	10	10	2
Forward between Currencies	14	14	2
Borrowings and financing (FVPL)	(459)	(459)	2
Borrowings and financing and debentures (amortized cost)	(8,586)	(8,451)	2
Disco Group put option (*)	(701)	(701)	3
Total	(9,634)	(9,499)

(*) Non-controlling shareholders of Group Disco del Uruguay S.A. Éxito Group’s subsidiary have a exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option was presented under “Acquisition of minority interest” in current liabilities.

There were no changes between the fair value measurements levels in the year ended December 31, 2021.

83

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

18.4	Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, Bank of New Scotia, Bogotá Bank, BBVA, Davivenda, Bancolombia, Santander, Banco Popular, Banco Occidente and Corficolombia.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated
Risk	Reference value	Due date	12.31.2021	12.31.2020

Debt
USD - BRL	US$ 50	2023	(7)	(12)
Interest rate - BRL	R$ 21	2026	1	2
Derivatives - Fair value hedge - Brazil			(6)	(10)

Lease liability
USD - COP	US$ 1	2022	-	1
Debt Interest rate - COP	COP 108,750	2021	-	(2)
Interest rate - COP	COP 108,750	2022	-	(1)
Interest rate - COP	COP 102,708	2022	1	-
Interest rate - COP	COP 200,000	2023	7	-
			8	(3)

Trade payables
EUR - COP	EUR 3	2021	-	(2)
USD - COP	USD 35	2021	-	(23)
USD - COP	USD 105	2022	15	-
			15	(25)

Derivatives – Éxito Group			23	(27)

84

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

19.	Taxes and contributions payable and taxes payable in installments

Revenue from sales of goods and services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each city, as well as contribution for the Social Integration Program (“PIS”) and contribution for Social Security Financing (“COFINS”), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

19.1.       Taxes and contributions payable and taxes payable in installments are as follows:

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Taxes payable in installments - Law 11,941/09(ii)	171	237	177	244
Taxes payable in installments – PERT (i)	115	151	115	151
ICMS	78	94	82	99
PIS and COFINS	5	5	9	9
Provision for income tax and social contribution	-	10	17	13
Withholding Income Taxo n third parties	4	2	4	2
INSS	6	5	6	5
Other	47	25	47	25
Taxes payable – Éxito Group	-	-	276	285
	426	529	733	833

Current	278	288	580	585
Noncurrent	148	241	153	248

(i)	The Company decided to include certain federal tax debts in the Special Program on Tax Settlements – PERT (“PERT Program”), as per the conditions stablished in Law no. 13.496, enacted on October 24, 2017. The program allows the payment in monthly installments, and granted discounts on interest and penalties. The Company included tax debts related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF and other claims - (See note 22.2). The PERT liability is being settled integrally in cash in monthly installments in 12 years. The Company is in compliance with the obligations assumed in this installment plan.
(ii)	Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and penalties, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS. The Company is in compliance with terms and conditions of obligations of this tax installment payment program.

85

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

19.2	Maturity schedule of taxes payable in installments in noncurrent liabilities:
Consolidated
From 1 to 2 years	86
From 2 to 3 years	32
From 3 to 4 years	12
From 4 to 5 years	23
153

20.	Income tax and social contribution

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of each balance sheet date.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL. The Company does not pay social contribution based on a lawsuit that was final and favorable in the past, therefore the rate is 25%.

Deferred income tax and social contribution

Deferred income tax and social contribution assets are recognized for all deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax loss carryforwards, except where the deferred income tax and social contribution assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income tax and social contribution are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax and social contribution to be utilized. Unrecognized deferred income tax and social contribution assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Deferred income tax and social contribution assets do not have a statutory term, but their use, as defined by law, is limited to 30% of the taxable profit for each year for Brazilian legal entities, and are related to their subsidiaries that have tax planning opportunities to use these balances.

Deferred income tax and social contribution assets measurement requires a significant judgment by Management, based on the attribution of profit and the level of future taxable profit, in accordance with the approved strategic plan by the Board of Directors.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the statement of operations.

86

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Deferred income tax and social contribution assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

In virtue of nature and complexity of the Group's businesses, the differences between the actual results and the assumptions adopted, or the future changes to these assumptions, may result in future adjustments to tax revenues and expenses already recorded. The Company and its subsidiaries set up provisions, based on reasonable estimates, for taxes due. The value of these provisions is based on several factors, such as the experience of previous inspections and the different interpretations of tax regulations by the taxpayer and the responsible tax authority. These differences in interpretation can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

20.1	Income tax and social contribution effective rate reconciliation
	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Incomet (loss) before income tax and social contribution (continued operations)	(59)	2.752	369	1.901
IR and CSLL expenses (*)	15	(688)	(134)	(542)
Tax penalties	(14)	(11)	(16)	(11)
Share of profit of associates	64	287	(11)	19
Interest on own capital	114	(78)	114	(78)
Tax benefits	4	12	28	12
Spin off Sendas	-	(74)	-	(74)
Tax Credits (**)	238	-	238	-
Subsidy for investments (****)	557	-	557	-
Tax on results earned abroad (***)	(99)	-	(106)	-
Provision for non-realization of tax losses (***)	-	-	(51)	-
Other permanent differences	(16)	6	(25)	12
Effective income tax and social contribution expensive	863	(546)	594	(662)

Credit (expense) income tax and social contribution expense for the year:
Current	101	(53)	(82)	(371)
Deferred	762	(493)	676	(291)
Credit (expense) income tax and social contribution expense	863	(546)	594	(662)
Effective rate	1,462.71%	19.84%	-160.98%	34.82%

(*) The nominal rate is 34% for subsidiaries based in Brazil, 31% (32% -2020) for those based in Colombia, 25% for those based in Uruguay and 30% for those based in Argentina. The Company does not pay social contribution based on a lawsuit that was final and favorable in the past, therefore the rate is 25%.

(**) In September 2021, the Federal Supreme Court (STF) ruled, in terms of general repercussion, for the unconstitutionality of the collection of IRPJ and CSLL on amounts related to Selic interest arising from tax overpayments. Indeed, in 2021, the Company recorded income tax credits in the amount of R$238, of which R$18 was recorded under Recoverable Taxes and R$220 in the reversal of deferred income tax liabilities.

(***) Amounts related to taxes calculated on subsidiaries abroad, related to entities in Exito. Additionally, provisions were made for tax losses on subsidiaries with merger plans by management.

87

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

(****) Certain Company operations benefit from state tax incentives which, pursuant to article 30 of Law No. 12,973/14 and Complementary Law No. 160/17, could be characterized as investment subsidies. In the year ended December 31, 2021, the respective amounts were excluded from the IRPJ calculation basis. See note No. 24.2.

20.2	Breakdown of deferred income tax and social contribution
	Parent Company
	12.31.2021			12.31.2020
	Asset	Liability	Net	Asset	Liability	Net

Tax losses	751	-	751	98	-	98
Provision for contingencies	355	-	355	313	-	313
Goodwill tax amortization	-	(280)	(280)	-	(266)	(266)
Mark-to-market adjustment	-	(7)	(7)	-	(6)	(6)
Fixed, intangible and investment properties	-	(215)	(215)	-	(193)	(193)
Unrealized gains with tax credits	-	(341)	(341)	-	(508)	(508)
Net leasing of the right of use	211	-	211	335	-	335
Other	76	-	76	14	-	14
Deferred income tax and social contribution assets (liabilities)	1,393	(843)	550	760	(973)	(213)

Compensation	(843)	843	-	(760)	760	-
Deferred income tax and social contribution assets (liabilities), net	550	-	550	-	(213)	(213)

	Consolidated
	12.31.2021			12.31.2020
	Asset	Liability	Net	Asset	Liability	Net

Tax losses and negative basis of social contribution	1,145	-	1,145	514	-	514
Provision for risks	397	-	397	376	-	376
Goodwill tax amortization	-	(481)	(481)	-	(496)	(496)
Mark-to-market adjustment	-	(7)	(7)	-	(6)	(6)
Fixed assets, tradename and investment property	-	(1,710)	(1,710)	-	(1,686)	(1,686)
Unrealized gains with tax credits	-	(239)	(239)	-	(402)	(402)
Net adjustments of IFRS 16	285	-	285	389	-	389
Cash flow hedge	-	(7)	(7)	11	-	11
Other	96	-	96	29	-	29
Presumed profit on equity of Éxito	167	-	167	237	-	237
Deferred income tax and social contribution assets (liabilities)	2,090	(2,444)	(354)	1,556	(2,590)	(1,034)

Off-set assets and liabilities	(1,509)	1,509	-	(1,556)	1,556	-
Deferred income tax and social contribution assets (liabilities), net	581	(935)	(354)	-	(1,034)	(1,034)

88

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Management has prepared a technical feasibility study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of the Company’s business. This study was prepared based on information extracted from the strategic planning report previously approved by the Company’s Board of Directors.

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated

Up to one year	288	387
From 1 to 2 years	241	304
From 2 to 3 years	219	248
From 3 to 4 years	184	307
From 4 to 5 years	125	369
Above 5 years	336	475
	1,393	2,090

20.3	Movement in deferred income tax and social contribution
	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Opening balance	(213)	285	(1,034)	(858)
Credit (expense) for the year - Continued operations	762	(493)	676	(291)
Credit (expense) for the year - Discontinued operations	-	44	-	214
Foreigh currency translation adjustment	-	-	13	(188)
Deconsolidation - Sendas	-	-	-	91
Spin off Sendas	-	(45)	-	-
Others	1	(4)	(9)	(2)
At the end of the year	550	(213)	(354)	(1,034)

89

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

21.	Provision for contingencies

Provisions are recognized when the Company and its subsidiaries have a present obligation (legal or non-formalized) due to a past event, it is likely that an outflow of funds is required to settle the obligation, and it is possible to make a reliable estimate of the amount that obligation. The expense related to any provision is recorded in the income for the year, net of any reimbursement. In the case of success fees, the Company and its subsidiaries have a policy of provisioning at the time the fees are incurred, that is, when the cases are finally judged, the amounts involved for the cases still being disclosed in the explanatory notes not finalized.

The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, their legal relevance, the history of occurrence and amounts involved and the assessment of external lawyers.

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

21.1	Parent Company
	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2020	849	280	104	1,233

Additions	133	162	133	428
Payments	(22)	(71)	(30)	(123)
Reversals	(202)	(72)	(41)	(315)
Monetary adjustment	21	37	34	92
Balance at December 31, 2021	779	336	200	1,315

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2019	617	236	87	940

Additions	304	124	86	514
Payments	(9)	(70)	(38)	(117)
Reversals	(59)	(39)	(49)	(147)
Monetary adjustment	(4)	29	18	43
Balance at December 31, 2020	849	280	104	1,233

90

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

21.2	Consolidated
	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2020	937	303	145	1,385
Additions	136	180	161	477
Payments	(22)	(82)	(57)	(161)
Reversals	(219)	(77)	(44)	(340)
Monetary adjustment	21	38	34	93
Foreign currency translation adjustment	(8)	(1)	(3)	(12)
Balance at December 31, 2021	845	361	236	1,442

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2019	841	319	145	1,305
Additions
Payments	331	166	166	663
Reversals	(13)	(75)	(73)	(161)
Monetary adjustment	(67)	(83)	(70)	(220)
Acquisition of companies	(3)	38	21	56
Foreign currency translation adjustment	17	2	5	24
Deconsolidation Sendas (*)	(169)	(64)	(49)	(282)
Balance at December 31, 2020	937	303	145	1,385

(*) With the spin-off of Sendas, the balances of provisions of the lawsuits totaling R$282 were desconsolidated, being R$169 from tax contingencies, R$64 from labor contingencies and R$49 from civil contingencies and others.

21.3	Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

ICMS

There are assessments by the tax authorities of the State of São Paulo in relation to the reimbursement of tax substitution without due fulfillment of the accessory obligations brought by Ordinance CAT nº17. Considering the proceedings that took place in 2021, the Company maintains a provision of R$292 (R$292 as of December 31, 2020), which represents management's best estimate of the probable effect of loss, related to the evidentiary aspect of the process.

91

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of December 31, 2021 is R$51 (R$60 in December 31, 2020).

Other tax matters

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit; (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on resale of imported products; (v) discussions related to IPTU; (vi) other minor issues. The amount accrued for these matters as of December 31, 2021 is R$437 (R$497 as of December 31, 2020).

Sendas compensation liability

The Company is responsible for Sendas Distribuidora's legal proceedings prior to Assai's activity. As of December 31, 2021 in the total amount of R$96, with tax proceedings being R$69, Labor R$14 and Civil R$13 (R$166 as of December 31, 2020).

Éxito Group

The subsidiary Éxito and its subsidiaries discuss tax issues related to value added tax, property tax and industry and commerce taxes in the amount of R$65 on December 31, 2021 (R$88 as of December 31, 2020).

21.4	Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2021, the Company recorded a provision of R$361 (R$303 as of December 31, 2020). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

92

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

21.5	Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•	The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of December 31, 2021, the amount accrued for these lawsuits is R$100 (R$34 as of December 31, 2020), for which there are no escrow deposits.
•	The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On December 31, 2021 the amount of this provision is R$56 (R$40 on December 31, 2020).
•	The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability cases, lawsuits for rental conditions and other matters in the amount of R$30 on December 31, 2021 (R$35 on December 31, 2020).
•	In relation to the provisioned amounts remaining for other civil jurisdiction matters on December 31, 2021, it is R$50 (R$36 on December 31, 2020).

Total civil lawsuits and others as of December 31, 2021 amount to R$236 (R$145 as of December 31, 2020).

21.6	Possible contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$12,123 as December 31, 2021 (R$10,081 in December 31, 2020), and are mainly related to:

•	INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$576, as December 31, 2021 (R$473 as of December 31, 2020). The lawsuits are under administrative and court discussions. On August 28, 2020, the Supreme Court, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.

93

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

•	IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$750 as of December 31, 2021 (R$575 as of December 31, 2020).
•	COFINS, PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits, IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$4,662 as of December 31, 2021 (R$2,940 as of December 31, 2020).
•	ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$5,660, as of December 31, 2021 (R$5,572 as of December 31, 2020), which await a final decision at the administrative and court levels.
•	Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$142 as December 31, 2021 (R$143 as of December 31, 2020), which await decision at the administrative and court levels.
•	Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$327 as December 31, 2021 (R$374 as of December 31, 2020).
•	The subsidiary Éxito and its subsidiaries have an amount of R$6 of lawsuits with probability of possible losses on December 31, 2021 (R$4 as of December 31, 2020).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,467 in December 31, 2021 (R$1,432 in December 31, 2020).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of December 31, 2021, the amount involved in tax proceedings is R$474 (R$456 as of December 31, 2020).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of December 31, 2021, the amount involved was R$1,270, of which R$1,234 are tax and R$36 civil and others (R$1,420, being tax R$ 1,378, civil and others R$42 as of December 31, 2020).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of December 31, 2021 the estimated amount, in case of success in all lawsuits, is approximately R$157 (R$174 as of December 31, 2020).

94

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

21.7	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Tax	205	121	206	123
Labor	491	397	498	407
Civil and other	21	27	27	33
Total	717	545	731	563

21.8	Guarantees
Lawsuits	Property and equipment		Letter of Guarantee		Total
	2021	2020	2021	2020	2021	2020

Tax	723	733	9,924	10,022	10,647	10,755
Labor	-	-	1,153	613	1,153	613
Civil and other	9	9	495	558	504	567
Total	732	742	11,572	11,193	12,304	11,935

The cost of letter of guarantees is approximately 0.46% per year of the amount of the lawsuits and is recorded as expense.

21.9	Deduction of ICMS from the calculation basis for PIS and COFINS

The Company and its subsidiaries have filed lawsuits claiming the right to exclude the ICMS amount from the calculation bases of these two contributions.

On March 15, 2017, based on general repercussions, the STF determined that ICMS should be excluded from the bases of these federal contributions, in line with the thesis claimed by the Company. The Attorney General's Office of the National Treasury (PGFN), in turn, appealed against this decision, with the aim of modulating its effects and clarifying which ICMS value should, after all, be object of suppression from the PIS and COFINS bases.

In 2019, some of the Company's subsidiaries obtained a favorable decision in their own proceedings, resulting in the recording of tax credits in the amount of R$382, of which R$198 in the financial result.

On October 29, 2020, the Company obtained a favorable decision in its individual action regarding this tax matter, resulting in the recording of a tax credit in the amount of R$1,609 (R$613 in the financial result), in the period ended on 31 December 2020, net of provisions for installments that were eventually considered unrealizable.

On May 13, 2021, the STF considered the appeals presented by PGFN in relation to that decision taken on March 15, 2017 and expressed an understanding in line with that of the Company and its legal advisors.

95

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

During calendar year 2021, the Company reassessed the tax credit, reversing part of the provisions previously constituted in the amount of R$280 (R$109 of which in the financial result).

The calculations prepared by the Company are based on the understanding of its legal advisors and the estimated realization of the asset is, at most, 7 (seven) years.

Still on the subject, Via Varejo obtained a favorable decision in May 2020, which includes the amount for which GPA is entitled to be reimbursed, under the terms of the association agreement signed between GPA and the Klein family in the transaction that gave rise to the Via Retail. The periods to which GPA is entitled to reimbursement refer to the subsidiary Globex (which was incorporated in the formation of Via Varejo) for the years 2003 to 2010. CBD has already recognized R$231 of a credit with Via Varejo in 2020, based on the documentation analyzed and validated to date. The related gain was recognized in net income from discontinued operations. In addition, the Company estimates it is entitled to an outstanding amount of R$277, which is subject to certain adjustments and confirmation by Via Varejo.

21.10	Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península" and the “Procedimento”).

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion, and rules the calculation of the rental fees.

As communicated to the market, on July 7, 2021, the parties reached an agreement to amicably resolve past disputes and terminate the Proceedings. The agreement improved the Agreements, maintaining the long term lease term of 20 years, renewable for another 20 years at CBD's discretion, but introduced new rules that are more adapted to the current market, which allow for the optimization of the use of properties and bring potential for gain for both Parties with the best use of real estate spaces. As a result of this agreement, the Company recorded in the result the amount of R$17 in other operating expenses, in addition to the remeasurement related to contractual changes in accordance with IFRS 16 / CPC 06(R2).

21.11	Via Varejo

The Company ceased to exercise corporate control over Via Varejo in June 2019. In the 2nd quarter of 2021, Via Varejo took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining. of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and is therefore terminated. Via Varejo still uses the Extra brand for the sale of products sold by it under the Extra Brand Usage License Agreement, which allows Via Varejo to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement, GPA can also promote electronic commerce in electronics on any platforms.

GPA, together with Sendas, Via Varejo and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”). CBD is the holder of a claim against Via Varejo arising from a final and unappealable tax action, the amounts of which are being calculated by a specialized company hired by the parties involved, as well as being responsible, on the other hand, for any supervenience liabilities incurred up to a certain date. , if final and unappealable, on behalf of the former Globex, a company that, in the merger process with Casas Bahia SA, had its name changed to Via Varejo and currently renamed to Via.

96

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

22.	Leases
22.1	Lease obligations

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The contract is, or contains, a lease if it transfers the right to control the use of the identified asset for a specified period in exchange for consideration.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 25 years.

The Company and its subsidiaries as lessees

The Company evaluates its lease agreements in order to identify lease terms for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$5,000 (five thousand dollars).

The contracts are then recorded, when the lease begins, as a Lease Liability against the Right of Use (notes 14 and 15), both at the present value of the minimum lease payments, using the interest rate implicit in the contract, if this can be used, or an incremental interest rate considering loans obtained by the Company.

The lease term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease.

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Lease use assets are amortized over the lease term. Capitalizations for improvements, improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

The Company and its subsidiaries as lessors

Leases where the Company does not substantially transfer all the risks and rewards of ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contract, on the same basis as rental income.

Variable rents are recognized as income in the years in which they are earned.

97

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Leasing contracts totaled R$6,118 as of December 31, 2021 (R$8,374 as of December 31, 2020), according to the following table:

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Financial lease liability – minimum lease payments:
Up to 1 year	546	570	895	947
1 - 5 years	1,730	1,921	2,807	3,053
Over 5 years	1,605	3,467	2,416	4,374
Present value of finance lease agreements	3,881	5,958	6,118	8,374

Future financing charges	2,638	5,904	2,983	6,630
Gross amount of finance lease agreements	6,519	11,862	9,101	15,004

PIS and COFINS embedded in the present value of the lease agreements	231	362	372	662

PIS and COFINS embedded in the gross amount of the lease agreements	396	721	553	1,171

The interest expense on lease liability is presented in note 28. The incremental interest rate of the Company and its subsidiaries was 8.89% in the year ended December 31, 2021 (9.41% as of December 31, 2020).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 6.98% (5.63% in December 31, 2020). The average term of the contracts considered is 9.76 years (14.4 years in December 31, 2020). For international subsidiaries, the average nominal incremental rate is 4.81% with 3.0% of built-in inflation. The average term of the contracts considered is 9.2 years.

98

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

22.2	Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2020	5,958	8,374
Additions	94	239
Remeasurement (*)	(659)	(417)
Accrued interest	603	739
Payments	(1,055)	(1,523)
Anticipated lease contract termination	(998)	(1,022)
Foreign currency translation adjustment	-	(210)
Liabilities on Non-Current Assets for Sale	(62)	(62)
At December 31, 2021	3,881	6,118

Current	546	895
Noncurrent	3,335	5,223

	Parent Company	Consolidated
At December 31, 2019	4,921	8,667
Additions	783	2,025
Remeasurement	824	1,445
Accrued interest	544	958
Payments	(923)	(1,680)
Anticipated lease contract termination	(185)	(698)
Business combination	(10)	-
Foreign currency translation adjustment	-	433
Partial incorporation - Sendas	4	-
Deconsolidation Via Varejo	-	(2,776)
At December 31, 2020	5,958	8,374

Current	570	947
Noncurrent	5,388	7,427

(*) (R$1,170) is related to the remeasurement of the leasing liability of the 50 stores that will be delivered to Sendas in 2022 and the remainder is related to the monetary restatement of the rental contracts.

22.3	Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Expenses (income) for the year:
Variable (0.1% to 4.5% of sales)	54	38	55	40
Sublease rentals (*)	(239)	(196)	(241)	(196)

(*) Refers to lease agreements receivable from commercial shopping malls.

99

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

23.       Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the amounts referring to the rental of back lights for the display of products from suppliers, are recognized in the income for the year by proving the provision of service in the sale of these guarantees to business partners.

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Commitment to future sale of real estate	27	8	30	8
Additional or extended warranties	11	12	11	12
Services rendering agreement - Partnerships	11	8	11	8
Revenue from credit card operators and banks	-	-	106	80
Gift Card	56	7	182	131
Others	4	-	108	77
	109	35	448	316

Current	44	16	383	297
Noncurrent	65	19	65	19

24.	Shareholders’ equity
a.	Capital stock

The subscribed and paid-in share capital, as of December 31, 2021, is represented by 269,376 (268,352 as of December 31, 2020) thousands of registered shares with no par value. As of December 31, 2021, the capital stock is R$5,859 (R$5,434 as of December 31, 2020). As a result of the alignment between the amount of the capital reduction approved at the EGM and the capital recorded in the financial statements, there was a need to reclassify between capital stock and capital reserves of R$216, with no impact on shareholders' equity. On April 28, 2021, the Extraordinary Shareholders' Meeting approved the capital increase through the capitalization of R$200 from the Expansion Reserve account, without the issuance of new shares.

The Company is authorized to increase the capital stock up to the limit of 400,000 (in thousands of shares), regardless of statutory amendment, upon resolution of the Board of Directors, which will establish the issuance conditions.

At a meeting of the Board of Directors held on June 1, 2021, July 28, 2021, November 3, 2021 and December 9, 2021, capital increases in the amount of R$9 (R$9 on December 31, 2020) were approved through the issuance of 1,024 thousand common shares (354 thousand shares on December 31, 2020).

Share rights

Under the terms of the Brazilian Corporation Law, the Bylaws or the resolutions taken by the shareholders at the General Meeting cannot deprive shareholders of the right to: (i) participate in the Company's social profits; (ii) participate, in the event of liquidation of the Company, in the distribution of any remaining assets, in proportion to their participation in the capital stock; (iii) inspect the management, under the terms of the Brazilian Corporate Law; (iv) preference in subscribing for future capital increases, except in certain circumstances provided for in the Brazilian Corporation Law; and (v) withdraw from the Company in the cases provided for in the Brazilian Corporation Law.

100

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Regarding the right to dividends, the Bylaws provide that 25% of the adjusted annual net income should be available for distribution as a mandatory dividend or payment of interest on equity, in any fiscal year.

b.	Earnings reserve
(i)	Legal reserve: corresponds to appropriations of 5% of net income of each year, limited to 20% of the capital.
(ii)	Expansion reserve: corresponds to appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.
c.	Stock options

It recognizes the expenses associated to the Company’s executives’ share-based payments in accordance with CPC 10 (R1)/ (IFRS 2) – Share-based payment.

The Company's employees and administrators (including its subsidiaries) may receive payment based on shares, when employees provide services in exchange for equity instruments (“transactions settled with shares”).

The Company measures the transaction costs of employees eligible for share based compensation, based on the fair value of equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires a definition of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a definition of the most appropriate information for the valuation model, including the stock option life expectancy, volatility and dividend return, as well as the preparation of corresponding assumptions.

The cost of operations settled with shares is recognized as an expense for the year, together with a corresponding increase in shareholders' equity, during the year in which the performance and / or service provision conditions are met. Accumulated expenses recognized in relation to equity instruments on each base date, up to the acquisition date, reflect the extent to which the acquisition period has expired and the best estimate of the Company and its subsidiaries of the number of equity instruments that will be acquired.

The expense or reversal of expenses for each year represents the movement in accumulated expenses recognized at the beginning and end of the year. Expenses related to services that have not completed their acquisition period are not recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired, regardless of whether the market condition or non-acquisition of rights is satisfied or not, provided that all other performance and / or service provision conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized in the event of a change that increases the total fair value of the share-based payment transaction or that otherwise benefits the employee, as measured on the date of the change.

101

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

In the event of cancellation of an equity instrument, it is treated as if it were fully acquired on the date of cancellation, and any expenses not yet recognized, referring to the premium, are recognized immediately in the income for the year. This includes any premium whose conditions of non-acquisition under the control of the Company or the employee are not met. However, if the canceled plan is replaced by a new plan and substitute grants are generated, on the date it is granted, the canceled grant and the new plan will be treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations for transactions settled with shares are treated in the same way.

The dilutive effect of outstanding options is reflected as an additional dilution of shares in the calculation of diluted earnings per share.

The following describes the Former Stock Option Plan on December 31, 2021.

Compensation Plan

The Compensation Plan is managed by the Board of Directors, assigning to the Human Resources and the Compensation Committee the responsibility to grant the options and the advisory in managing the Compensation Plan (the "Committee").

Committee members will meet for the option grant Compensation Plan series and whenever necessary, decide on questions arising on the Compensation Plan. Each series of the granting of stock options will receive the letter "B" followed by a number. In the fiscal year ended December 31, 2021, was in force options granted B6 and B7 Series of the Compensation Plan.

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("Grace Period"), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("Exercise Period").

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the Exercise Period.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 (one cent) ("Exercise Price").

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The participant shall be disqualified for a period of 180 (one hundred and eighty) days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even celebrate any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

The Company withhold any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

102

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Option Plan

The Stock Option Plan will be managed by the Board of Directors, assigning to the Human Resources and Compensation Committee the responsability to grant the options and the advisory in managing of the Stock Option Plan (the "Committee").

Committee members will meet for the option grant of the Option Plan series and, where necessary, to decide on the questions regarding the Stock Option Plan. Each series of the granting of stock options will receive the letter "C" followed by a number. In the fiscal year ended December 31, 2021, was in force options granted C6 and C7 Series Option Plan.

For each series of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the average of the Company's preferred shares traded in the prior twenty (20) days in B3 - Securities, Commodities and Futures prior to the date of the Committee meeting that decides upon the granting of the options that series ("Exercise Price").

Options granted to a Participant shall be exercisable for a period of 36 (thirty six) months from the Grant Date ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the Grant Date, and ends on the last day of the 42 (forty-second) month as of the Grant Date ("Exercise Period"), provided the exceptions included in the Compensation Plan.

The participant may exercise their total purchase options or in part, in one or more times, if for each year the Option Exercise Agreement is submitted during the Exercise Period.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Information on the former stock option plan, stock option plan and compensation plan is summarized below:

					12.31.2021
					Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstan-ding
Series B5	05/31/2018	05/31/2021	0.01	594	(528)	(49)	(17)	-
Series C5	05/31/2018	05/31/2021	15.42	594	(482)	(60)	(52)	-
Series B6	05/31/2019	05/31/2022	0.01	462	(129)	(33)	-	300
Series C6	05/31/2019	05/31/2022	17.39	359	(122)	(42)	-	195
Series B7	01/31/2021	05/31/2023	0.01	673	(103)	(23)	-	547
Series C7	01/31/2021	05/31/2023	12.60	497	(104)	(23)	-	370
				3,179	(1,468)	(230)	(69)	1,412

103

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Consolidated information of share-based payment plans – GPA

According to the terms of the series plans, each option offers its beneficiary the right to buy a share of the Company. In both plans, the grace period is 36 months, always measured from the date on which the Board of Directors approved the issue of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the grace period of the respective grant date. The condition for the options to be exercisable (vested) is for the beneficiary to remain as an employee of the Company. The plans differ exclusively in the exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company.

At December 31, 2021 there were 160 thousands treasury preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at B3 was R$21.73 per share.

The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until 2021:

	12.31.2021	12.31.2020

Number of shares	269,376	268,352
Balance of effective stock options granted	1,412	1,468
Maximum percentage of dilution	0.52%	0.55%

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B5 and C5: (a) expectation of dividends of 0.41%, (b) expectation of volatility nearly 36.52% and (c) the weighted average interest rate without risk of 9.29%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B6 and C6 series: (a) dividend expectation of 0.67%, (b) volatility expectation of nearly 32.74% and (c) the weighted average interest rate of 7.32%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B7 and C7 series: (a) dividend expectation of 1.61%, (b) volatility expectation of nearly 37.09% and (c) the weighted average interest rate of 5.47%.

The expectation of remaining average life of the series outstanding at December 31, 2021 is 1.06 year (0.88 year at December 31, 2020). The weighted average fair value of options granted at December 31, 2021 was R$16.02 (R$58.78 at December 31, 2020).

104

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2020
Granted during the period	-
Cancelled during the period	(69)	42.59
Exercised during the period	(489)	23.93
Expired during the period	(127)	42.44
Outstanding at the end of the period	1,468	30.71	0.88
Total to be exercised at December 31, 2020	1,468	30.71	0.88

At December 31, 2021
Granted during the period	1,225	22.37
Cancelled during the period	(55)	10.50
Exercised during the period	(1,157)	7.65
Expired during the period	(69)	11.57
Outstanding at the end of the period	1,412	5.71	1.06
Total to be exercised at December 31, 2021	1,412	5.71	1.06

The amounts recorded in the Parent Company and Consolidated statement of operations, for the year ended December 31, 2021 were R$36 (R$23 as of December 31, 2020).

24.1	Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange rate gains and losses on the translation of assets, liabilities and results from (i) euros to Reais, corresponding to CBD's investment in the subsidiary Cnova NV generating a gain of R$6 and (ii) Colombian pesos to Reais, corresponding to an investment in the Éxito subsidiary generating a loss of R$1,122. The effect on the parent company was R$1,116 (R$1,570 on December 31, 2020).

24.2	Governmental subsidy reserve (tax incentives)

As mentioned in note 20.1, many of the tax incentives granted by the States started to be characterized as subsidies for investments, not achieved by the taxation of income tax and social contribution.

The respective amounts of these incentives must be allocated, in shareholders' equity, in a tax incentive reserve account. As provided for in article 30 of Law No. 12,973/14, said reserve may be used to absorb losses, provided that the other profit reserves have already been fully absorbed, with the exception of the legal reserve, or to increase capital.

This same legal provision provides that the amounts computed in the tax incentive reserve should not form the basis for calculating the minimum mandatory dividend, and the Company must submit amounts that may be allocated to partners or shareholders for taxation by the IRPJ and CSLL.

On June 29, 2018, was approved in extraordinary shareholders’ meeting the proposal the management to reallocate the amount R$48 arising from tax incentives treated as subsidies for investments granted to the Company in the years of 2013 to 2017.

105

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

In December 2018 the company allocated an additional R$10 reserve tax incentives to be approved at an Extraordinary General Meeting on April 25, 2019.

In December 2020, the Company allocated another R$9 to the tax incentive reserve, approved at the Extraordinary General Meeting on April 28, 2021.

In December 2021, the Company allocated another R$2,282 to reserve tax incentives to be approved at the Extraordinary General Meeting, accumulated basis of the credit amount recorded in the income tax for the year, being subject of reduction in the dividend base of the year the portion related to 2021.

24.3	Dividends and Interest on Equity

The distribution of dividends to the Company's shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends defined in the bylaws. Any amounts exceeding this minimum are recorded only on the date on which such additional dividends are approved by the Company's shareholders.

The Company's Bylaws establish the minimum payment of 25% of the net income for the year, which may be higher as determined by the Board.

The Company may pay or credit interest as remuneration on equity calculated on equity accounts, subject to the rates and limits defined by law.

Management proposed dividends to be distributed in the amount of R$81 (R$0.3013 - thirty cents per share), as shown below, considering that there were no prepayments of interest on equity in 2021.

	Proposed dividends
	12.31.2021	12.31.2020

Net income, for the year	802	2,179
Legal reserve	(40)	(109)
Governmental subsidy reserve	(438)	(9)
Calculation basis of dividends	324	2,061
Mandatory minimum dividends – 25%	81	515
Additional dividends		-

Payment of interim dividends as interest on own capital	-	-
Dividends payable	81	515

24.4	Dividends distributed to non-controlling interests

The Company, through its subsidiary Éxito, has investments with non-controlling interest in some real estate projects and in Grupo Disco del Uruguay SA, as detailed in note 12. On December 31, 2021, dividends in the amount of R$207 were declared to non-controlling interests (R$143 in December 31, 2020).

106

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

25.	Revenue from the sale of goods and / or services

CPC 47 / IFRS 15 establishes a comprehensive framework to determine if, when and for how long revenue is recognized.

Sale of goods

Revenue from sale of goods are recognized at their fair value and, when control over the products is transferred to the buyer, the Company and its subsidiaries cease to hold control or responsibility for the goods sold and the economic benefits generated to the Company and its subsidiaries are probable, which occurs substantially delivery of the products to the customers in the stores, moment when the Company's performance obligation is satisfied. No revenue is recognized if their realization is uncertain.

Service revenue

Since the Company and its subsidiaries’ are holders of policies on extended sale, financial protection insurance, personal accident insurance, sales agents in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably.

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Gross sales
Goods	27,590	29,534	54,862	54,466
Services rendered	435	445	1,907	1,608
Sales returns and cancellations	(252)	(214)	(395)	(342)
	27,773	29,765	56,374	55,732

Taxes on sales	(2,093)	(1,769)	(5,083)	(4,479)

Net operating revenues	25,680	27,996	51,291	51,253

107

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

26. Expenses by nature

Cost of goods sold

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from suppliers, changes in inventory and logistics costs.

Bonuses received from suppliers are measured based on contracts and agreements between the parties.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company and its subsidiaries and includes, warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Company operates. The main media used by the Company are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss through campaign period.

General and administrative expenses

General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, information technology and financial areas.

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Cost of inventories	(18,097)	(18,716)	(36,180)	(35,357)
Personnel expenses	(3,006)	(3,243)	(5,472)	(5,500)
Outsourced services	(435)	(443)	(895)	(838)
Overhead expenses	(1,147)	(1,180)	(2,368)	(2,214)
Commercial expenses	(862)	(958)	(1,570)	(1,690)
Other expenses	(508)	(611)	(1,209)	(1,248)
	(24,055)	(25,151)	(47,694)	(46,847)

Cost of sales	(19,311)	(19,978)	(38,341)	(37,504)
Selling expenses	(4,123)	(4,495)	(7,645)	(7,755)
General and administrative expenses	(621)	(678)	(1,708)	(1,588)
	(24,055)	(25,151)	(47,694)	(46,847)

108

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

27.	Other operating expenses, net

Other operating income and expenses correspond to the effects of major or nonrecurring events occurred during the year that do not meet the definition for the other statement of operations lines.

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Tax installments and other tax risks	(88)	(322)	(139)	(374)
Restructuring expenses (i)	(264)	(362)	(290)	(454)
Losses on disposal of property(ii)	52	427	(17)	378
Extra Hiper stores transaction (iii)	426	-	426	-
Corporate reorganization (iv)	-	513	-	513
Prevention spending – Covid-19(v)	-	(82)	-	(134)
Others	11	-	13	-
Total	137	174	(7)	(71)

(i) Amounts related to restructuring expenses of operating activities and in 2020 costs of separation of Sendas Distribuidora and amounts related to expenses related to restructuring activities, or the portfolio of stores and Distribution Centers, in Brazilian operations and expenses in the acquisition process of the Success Group.

(ii) The result of fixed assets was mainly impacted in 2020 by the Sale and Leaseback operations in the amount of R$187 (see note 1.4), the sale of 3 stores in the city of Curitiba in the amount of R$68 and the sale of 2 non-core properties in the city of São Paulo in the amount of R$190.

(iii) For the sale of these 20 commercial points and the 6 owned properties, on December 31, 2021, the Company recorded revenue in the amount of R$1.2 billion, in addition to write-offs of assets corresponding to the amount of R$481, positive effect from the remeasurement of IFRS 16 of R$522 and expenses of R$816 (R$147 of which related to dismissal of employees, R$283 cancellation of contracts, R$279 demarcation of inventories and R$107 other expenses related to the transaction) Note 1.1.

(iv) Impacts related to the Sendas spin-off project totaled revenue of R$513 composed of (i) the revaluation of the remaining interest in FIC by IFRS10 (50% for the interest held by GPA was transferred to Assaí at fair price) in the amount of R$573 (see note 1.2) and (ii) costs related to spin-off (expenses of R$60).

(v) The expenses incurred as a result of the pandemic refer to the purchase of personal protection items and the adequacy of stores, expenses with overtime, expenses with internal and external communication, incremental expenses with transport and cleaning and sanitation services.

109

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

28. Financial income (expenses), net

Financial income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

Interest income is recorded for all financial assets measured at amortized cost, using the effective interest rate, which corresponds to the discount rate for future payments or cash receipts over the expected useful life of the financial instrument - or shorter period, as the case may be - at the net book value of the financial asset or liability.

Financial expenses include substantially all expenses generated by net debt and receivables sold during the year, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Finance expenses:
Cost of debt	(434)	(317)	(516)	(387)
Cost of the discounting of receivables	(115)	(57)	(117)	(58)
Monetary restatement loss	(130)	(112)	(351)	(265)
Interest on lease liabilities	(583)	(543)	(719)	(729)
Other finance expenses	(84)	(87)	(106)	(198)
Total financial expenses	(1,346)	(1,116)	(1,809)	(1,637)

Financial income:
Income from short term instruments	74	59	115	152
Monetary restatement gain (*)	236	672	364	749
Other financial income	5	4	9	8
Total financial income	315	735	488	909

Total	(1,031)	(381)	(1,321)	(728)

(*) On October 29, 2020, the Company had the final and unappealable process in favor of the Company, granting tax credit in the amount of R$1,609, net of provisions for unrealized installments, being R$613 in the financial result. In 2021, the Company recorded a credit of R$109, referring to the restatement of the tax credit.

The hedge effects are recorded as cost of debt and disclosed in Note 18.

110

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

29.	Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

Diluted earnings per share are calculated as follows:

•     Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

•     Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	12.31.2021	12.31.2020
	Ordinary	Ordinary

Basic numerator
Net income allocated to common shareholders – continued operations	805	1.092
Net income (loss) allocated to common shareholders - discontinued operations	(3)	1.087
Net income allocated to common shareholders	802	2.179

Basic denominator (millions of shares)
Weighted average of shares	269	268

Basic earnings per shares (R$) – continued operations	2.99595	4.07575
Basic earnings (loss) per shares (R$) - discontinued operations	(0.01117)	4.05709
Basic earnings per shares (R$) - total	2.98478	8.13283

Diluted numerator
Net income allocated to common shareholders – continued operations	805	1.092
Net income (loss) allocated to common shareholders - discontinued operations	(3)	1.087
Net income (loss) allocated to common shareholders	802	2.179

Diluted denominator
Weighted average of shares (in millions)	269	268
Stock option	-	1
Diluted weighted average of shares (millions)	269	269

Diluted earnings per millions of shares (R$) – continued operations	2.99153	4.06984
Diluted earnings (loss) per shares (R$) – discontinued operations	(0.01117)	4.05120
Diluted earnings per shares (R$) – total	2.98036	8.12104

111

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

30.	Segment information

Management considers the following segments:

•	Food retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Minuto Pão de Açúcar”, “Comprebem”, “Posto Extra, “Drogaria Extra” and “GPA Malls & Properties”.
•	Éxito Group - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco (Uruguay). Éxito also operates the brands Surtimax, Super Inter, and Carulla.

The self-service wholesale segment, Assai, was spun off from the Company's shareholders and is presented as a discontinued operation on December 31, 2020. The other businesses comprise the results of James, Cheftime, Stix and Cnova NV. These segments are maintained in this explanatory note for reconciliation purposes with the consolidated financial statements.

The eliminations of the result and balance sheet are presented within the segment itself.

Expenses related to the acquisition of Éxito and the tax on profits earned abroad paid in Brazil are considered in the Éxito Group.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements.

The Company is engaged in operations of retail stores located in 16 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus, any aggregation product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as determined by the information regularly reviewed by the chief operating decision-maker.

Information on the Company’s segments as of December 31, 2021 is included in the table below:

112

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Exito Group		Discontinued operations		Others businesses		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Net operating revenue	26,864	29,170	24,357	22,034	70	49	-	-	51,291	51,253
Gross profit	6,600	8,219	6,291	5,508	59	22	-	-	12,950	13,749
Depreciation and amortization	(1,069)	(1,069)	(771)	(729)	(13)	(6)	-	-	(1,853)	(1,804)
Share of profit of subsidiaries and associates	47	118	11	27	(105)	(47)	-	-	(47)	98
Operating income	759	2,134	1,132	679	(201)	(184)	-	-	1,690	2,629
Net financial expenses	(1,039)	(386)	(279)	(340)	(3)	(2)	-	-	(1,321)	(728)
Profit(loss) before income tax and social contribution	(280)	1,748	853	339	(204)	(186)	-	-	369	1,901
Income tax and social contribution	908	(559)	(321)	(110)	7	7	-	-	594	(662)
Net income (loss) for continued operations	628	1,189	532	229	(197)	(179)	-	-	963	1,239
Net income (loss) for discontinued operations	(3)	85	-	(1)	-	-	-	1,003	(3)	1,087
Net income (loss) of year end	625	1,274	532	228	(197)	(179)	-	1,003	960	2,326

Current assets	9,898	9,531	7,871	8,015	103	95	-	-	17,872	17,641
Noncurrent assets	13,796	16,672	17,694	18,930	81	52	-	-	31,571	35,654
Current liabilities	7,528	8,573	8,853	9,729	169	181	-	-	16,550	18,483
Noncurrent liabilities	12,470	14,390	4,040	3,620	3	(5)	-	-	16,513	18,005
Shareholders' equity	3,696	3,240	12,672	13,596	12	(29)	-	-	16,380	16,807

113

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues by geographic region is showed below:

	12.31.2021	12.31.2020
Brazil
Retail	26,864	29,170
Others businesses	70	49
	26,934	29,219

Exito Group
Colombia	18,752	17,062
Uruguay	3,853	3,746
Argentina	1,752	1,226
	24,357	22,034
Total net operating revenue	51,291	51,253
31.	Non cash transactions

During 2021 and 2020 the Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

•	Purchase of fixed assets not paid yet as note 14.3;
•	Purchase of intangible assets not paid yet as per note 15.3;
•	Capital increase with fixed assets: note 12.2.
32.	Non current assets held for sale

Noncurrent assets and group of assets are reclassified as held for sale if the carrying amount will be recovered through a sale transaction, instead of continuous use. This condition is considered reached only when the asset is available to sale in the present condition, exposed only the terms that are usual to sales of these assets and the sale is highly probable. Management has to be committed to finish the sale, which must be completed in one year.

When the Company is committed to a sale plan involving the loose of subsidiary control, all the assets and liabilities of this subsidiary are classified as held for sale when the criteria above is met, even if the Company keeps a non-controlling interest in its former subsidiary after the sale. Additionally, the net income of the entity classified as held for sale is presented as discontinued operations in a unique caption into statements of operations.

Non current assets classified as held for sale are measured based on the lower amount between carrying amount and market value less cost to sell.

114

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company’s		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020

Real state/land - Parent company	36	78	36	78
Extra Hyper Stores (Note 1.1) (*)	1,117	-	1,117	-
Real estate developments - Éxito	-	-	34	31
Assets held for sale	1,153	78	1,187	109

Extra Hiper Stores / Lease liability (Note 1.1)	62	-	62	-
Liabilities held for sale	62	-	62	-

(*) R$967 refers to Fixed Assets and R$150 Right of Use - Paes Mendonça.

33.	Discontinued operations
a)	Sendas

On December 31, 2020, the Company lost control of the subsidiary Sendas, as a result of the spin-off, Sendas' net income is presented as a discontinued operation. Below is the summary cash flow statement and income statement:

Cash flow:	12.31.2020

Cash flow provided by operating activities	4,191
Net cash provided by investing activities	(695)
Net cash provided by financing activities	(1,827)
Cash variation in the period	1,669

12.31.2020

Net operating revenue	35,950
Net income before income tax and social contribution	1,315
Income tax and social contribution	(312)
Net income for the period	1,003

115

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2021 (In millions of Brazilian reais, unless otherwise stated)

b) Composition of discontinued operations
	12.31.2021	12.31.2020

Net income - Sendas	-	1,003
Other results from discontinued operations	(3)	84
Net income from discontinued operations presented in the consolidated income statement of the Company	(3)	1,087

Attributable:
Controlling shareholders of the Company	(3)	1,087
Participation of non-controlling shareholders	-	-

In 2020, the amount of R$84 includes the amount of R$231 corresponding to GPA right to receive the refund of the ICMS exclusion benefit from the PIS and COFINS basis of its former subsidiary Globex from Via Varejo, after the final and unappealable process , referring to the period of 2007 and 2010 (see note 21.11).

34.	Insurance coverage

The insurance coverage as of December 31, 2021 is summarized as follows:

		Amount insured
Insured assets	Covered risks	Parent Company	Consolidated
Property and equipment and inventories	Assigning profit	15,341	16,013
Business interruption	Loss of profits	7,625	7,625
Cars and Others (*)	Damages	329	334

The Company maintains specific policies for general civil liability of R$100 and civil responsibility of R$134, coverage against fraud and risk (Criminal) in the amount of R$17 and risk of damage protection and Cybersecurity responsibility (Cyber) of R$13. Totaling the coverage of R$264.

(*)       The value reported above does not include coverage of the hulls, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

116

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 24, 2022	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.